SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Illumina, Inc.

(Name of Subject Company)

Illumina, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

452327109

(CUSIP Number of Class of Securities)

Christian G. Cabou

Senior Vice President & General Counsel

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

(858) 202-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Frederick W. Kanner

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-7300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Illumina, Inc., a Delaware corporation (“Illumina”). Illumina’s principal executive offices are located at 5200 Illumina Way, San Diego, California 92122, and its telephone number is (858) 202-4500.

Securities.

The title of the class of equity securities to which this Statement relates is Illumina’s common stock, par value $0.01 per share (the shares of Illumina’s common stock being referred to as the “Shares”), and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 26, 2012, by and between Illumina and Computershare Trust Company, N.A. (the “Rights Agreement”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. As of January 31, 2012, there were (1) 122,327,021 Shares outstanding, (2) outstanding stock options to purchase 10,238,771 Shares, (3) outstanding restricted stock units representing 3,300,661 Shares and (4) 12,849,162 Shares potentially subject to issuance upon conversion of Illumina’s outstanding convertible notes. Please see “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” for a description of certain convertible bond hedge transactions and issuer warrant transactions.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of Illumina, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information – Name and Address” above. Illumina’s website address is www.illumina.com. The information on Illumina’s website is not a part of this Statement and is not incorporated herein by reference.

Tender Offer.

This Statement relates to the unsolicited tender offer by CKH Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), to purchase all outstanding Shares for $44.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), included as Exhibits (a)(1)(i) and (a)(1)(ii) to the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2012 by Purchaser and Roche. According to the Schedule TO, the Offer is scheduled to expire at 12:00 Midnight, New York City time, at the end of the day on February 24, 2012, unless the Offer is extended. The Offer is further described in the Schedule TO.

The Schedule TO states that the purpose of the Offer is to acquire control of, and the entire equity interest in, Illumina. Purchaser has indicated that it intends, as soon as practicable after consummation of the Offer, to seek maximum representation on Illumina’s Board of Directors (the “Board”) and to seek to have Illumina consummate a merger with Purchaser or an affiliate of Purchaser (the “Proposed Merger”).

According to the Schedule TO, the Offer is subject to numerous conditions, including the following, among others:

•

the “Minimum Tender Condition” – there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares, which, together with the Shares then owned by Roche and its subsidiaries (including Purchaser) represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

•

the “Rights Condition” – the Board redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger;

•	the “Section 203 Condition” – Purchaser being satisfied, in its reasonable discretion, that Section 203 of the Delaware General Corporation Law (the “DGCL”) is inapplicable to the Proposed Merger; and

•

the “Impairment Condition” – Illumina not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Roche’s ability to acquire Illumina or otherwise diminishing the expected value to Roche of the acquisition of Illumina.

According to the Schedule TO, in addition, Purchaser is not required to consummate the Offer and may terminate or amend the Offer if (1) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), or under any agreement with the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”), has not expired or been terminated early, or any required notification to a relevant competition authority under any applicable foreign antitrust or merger control statute or regulation has not been deemed by such authority to be complete, any post-notification period required by such foreign statute or regulation has not expired or approval from the relevant competition authority as may be required by such foreign statute or regulation has not been obtained prior to the expiration of the Offer or (2) at any time on or after January 27, 2012, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions, among others, exist:

•

there is threatened, instituted or pending any action or proceeding by any person before any court or governmental authority or agency, domestic, foreign or supranational, challenging or seeking to restrain or prohibit the making of the Offer, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Proposed Merger or other business combination involving Illumina, seeking to restrain or prohibit the exercise of Purchaser’s full rights of ownership or operation by Purchaser or any of its subsidiaries or affiliates of all or a portion of Purchaser’s business or assets or that of Illumina or any of Purchaser’s or Illumina’s respective subsidiaries or affiliates, seeking to require divestiture by Purchaser or any of its subsidiaries or affiliates of any Shares, seeking any material diminution in the benefits expected to be derived by Purchaser or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or the Proposed Merger or other business combination involving Illumina or that otherwise, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Illumina or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates;

•

any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for Shares, or the Proposed Merger or any other business combination involving Illumina, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions under the HSR Act or under any agreement with the Antitrust Division or the FTC or under any applicable foreign antitrust or merger control statutes or regulations (as in effect as of January 27, 2012), that, in Purchaser’s reasonable judgment, might, directly or directly, result in any of the consequences referred to in the bullet point immediately above;

•

the government of the United States has not completed its national security review and, if necessary, investigation, under the Exon-Florio Statute, Sec. 721 of Title VII of the Defense Production Act of 1950, as amended (“Exon-Florio”), and has not concluded that no adverse action with respect to the acceptance for payment of, and payment for, the Shares pursuant to the Offer or the consummation of the Proposed Merger, including any action to impose a condition upon, suspend or prohibit the Offer or the Proposed Merger, is necessary;

•

any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Illumina or any of its affiliates that, in Purchaser’s reasonable judgment, is or may be materially adverse to Illumina or any of its affiliates, or Purchaser becomes aware of any facts that, in Purchaser’s reasonable judgment, have or may have material adverse significance with respect to either the value of Illumina or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of Purchaser’s subsidiaries or affiliates;

•

there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement of the Offer, (c) any change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that, in Purchaser’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of Roche and its subsidiaries, taken as a whole, or Illumina and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, the European Union, Switzerland or elsewhere, (e) the nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States, European Union or Switzerland, or the taking of possession of any such bank by a governmental or regulatory authority, (f) the default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (g) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates (including a material decline in the value of the Euro or dollar relative to any other currency) or the markets therefor (including any suspension of, or limitation on, such markets), (h) any material adverse change in the market price of the Shares or in the U.S. or European securities or financial markets, (i) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (j) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in Purchaser’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing or (k) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•

(a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Illumina or any of its subsidiaries or affiliates), or has been publicly disclosed, or Purchaser otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Illumina (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Illumina (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on January 20, 2012, (b) any such person or group which, on or prior to January 20, 2012, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares constituting 1% or more of any class or series of capital stock of Illumina (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares constituting 1% or more of any class or series of capital stock of Illumina (including the Shares), (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Illumina or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Illumina or any assets or securities of Illumina;

•

Illumina or any of its subsidiaries has (a) split, combined or otherwise changed the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of outstanding Shares or other securities, (c) issued or sold any additional Shares, (d) declared or paid any dividend or (e) altered the material term of any outstanding security or issued or sold any debt security;

•

Illumina or any of its subsidiaries has (a) authorized, recommended, proposed or announced its intention to enter into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Illumina or any of its subsidiaries or any comparable event not in the ordinary course of business or (b) entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Illumina or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates;

•

Illumina or any of its subsidiaries has entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or Purchaser’s consummation of the Proposed Merger or other business combination involving Illumina;

•	Illumina or any of its subsidiaries has amended or proposed any amendment to its certificate of incorporation or bylaws (or other similar constituent documents);

•

Purchaser becomes aware (a) that any material contractual right of Illumina or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Illumina or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date in connection with the Offer or the consummation by Purchaser or any of its subsidiaries or affiliates of the Proposed Merger or other business combination involving Illumina, other than pursuant to Illumina’s 0.625% convertible senior notes due 2014 or 0.25% convertible senior notes due 2016, in each case on the terms set forth in the relevant indentures between Illumina and the Bank of New York, as trustee, in the forms filed by Illumina with the SEC as Exhibit 4.1 to its current report on Form 8-K dated February 16, 2007 and Exhibit 4.1 to its quarterly report on Form 10-Q for the quarter ended April 3, 2011, respectively or (b) of any covenant, term or condition in any instrument or agreement of Illumina or any of its subsidiaries that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Illumina or any of its affiliates or subsidiaries or the value of the Shares to Purchaser or any of its affiliates or subsidiaries (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or Purchaser’s consummation of the Proposed Merger or other business combination involving Illumina);

•	any required approval, permit, authorization, extension, action or non-action, waiver, consent of any governmental authority or agency shall not have been obtained on terms satisfactory to Purchaser;

•

Purchaser or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Illumina providing for a merger or other similar business combination with Illumina or any of its subsidiaries or the purchase of securities or assets of Illumina or any of its subsidiaries, or Purchaser and Illumina reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

•

Illumina or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving Illumina or any of its subsidiaries or the purchase of securities or assets of Illumina or any of its subsidiaries any type of option, warrant or right which, in Purchaser’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Illumina or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which, in Roche’s or Purchaser’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Roche or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

According to the Schedule TO, the foregoing conditions are for the sole benefit of Roche, Purchaser and their affiliates and may be asserted by Purchaser or Roche in Purchaser’s sole discretion regardless of the circumstances (including any action or omission by Roche or Purchaser) giving rise to any such conditions or may be waived by Purchaser in its sole discretion in whole or in part at any time or from time to time on or prior to the expiration of the Offer (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to expiration of the Offer). The Schedule TO provides that: (1) Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer; (2) Purchaser’s failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; (3) the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and (4) each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. According to the Schedule TO, any determination made by Purchaser concerning the events described in Section 14 of the Offer to Purchase shall be final and binding upon all parties.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

According to the Schedule TO, the principal executive offices of Purchaser are located at 1 DNA Way, Bldg. 82-MS24, South San Francisco, CA 94080 and its telephone number is (650) 225-1000. According to the Schedule TO, the principal executive offices of Roche are located at Grenzacherstrasse 124, CH-4070 Basel, Switzerland and its telephone number is +41-61-688-1111.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from Illumina’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, March 24, 2011 (the “2011 Proxy Statement”), relating to the 2011 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, to the knowledge of Illumina as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between Illumina or its affiliates and (1) Illumina, its executive officers, directors or affiliates or (2) Roche, Purchaser or their respective executive officers, directors or affiliates. The excerpts filed as Exhibit (e)(1) to this Statement are incorporated herein by reference, and include the information from the following sections of the 2011 Proxy Statement: “Information About Directors,” “Director Compensation,” “Stock Ownership of Principal Stockholders and Management,” “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Compensation Committee Report,” “Equity Compensation Plan Information” and “Certain Relationships and Related Party Transactions.”

The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.

Any information contained in the excerpts from the 2011 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Roche and its Affiliates

According to the Schedule TO, as of January 27, 2012, Roche and Roche’s subsidiaries (including Purchaser) beneficially owned 100 Shares, representing less than 1% of the outstanding Shares.

Illumina, in the ordinary course of business, contemplates or enters into commercial arrangements with industry participants, including certain of Roche’s affiliates such as Genentech, Inc. and Roche Diagnostics Corporation.

Illumina and its affiliates compete with other companies that offer products and services for sequencing, genotyping, gene expression and molecular diagnostic markets, including Roche and its affiliates.

In connection with Dr. Gerald Möller’s former position as chairman of mtm laboratories AG, which was acquired by Roche in August 2011, Dr. Möller expects to receive a one-time payment based on the performance of mtm laboratories AG. In addition, as an employee of Roche until 1998, Dr. Möller is entitled to on-going payments from the Roche pension fund.

Consideration for Common Stock Tendered Pursuant to the Offer and Equity Awards Held

If the non-employee directors and the executive officers of Illumina were to tender Shares they own pursuant to the Offer, they would receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders who tender their Shares for purchase in the Offer. As of January 31, 2012, Illumina’s non-employee directors and executive officers owned 1,551,347 Shares in the aggregate (excluding stock options and restricted stock units (“RSUs”) discussed below). Any outstanding Shares not tendered in the Offer may be converted in the Proposed Merger into the right to receive cash in an amount equal to the Offer price. In addition, the non-employee directors and executive officers of Illumina hold both vested and unvested stock options and RSUs with respect to the Shares. For a further description of the treatment of stock options and RSUs held by the directors and executive officers of Illumina, please see below under the heading “Effect of the Offer and the Proposed Merger on Stock Options and Restricted Stock Units.”

Effect of the Offer and the Proposed Merger on Stock Options and Restricted Stock Units

As of January 31, 2012, eight non-employee directors of Illumina held an aggregate of 698,156 stock options that have an exercise price less than the Offer price which were granted under the 2005 Stock and Incentive Plan, which is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference. As of January 31, 2012, eight non-employee directors of Illumina held an aggregate of 14,520 RSUs which were granted under the 2005 Stock and Incentive Plan. As of January 31, 2012, nine executive officers of Illumina held an aggregate of 3,463,544 stock options that have an exercise price less than the Offer price which were granted under the 2005 Stock and Incentive Plan and the New Hire Stock and Incentive Plan, which is filed as Exhibit (e)(3) to this Statement and incorporated herein by reference (collectively, the “Plans”). As of January 31, 2012, nine executive officers of Illumina held an aggregate of 156,215 RSUs which were granted under the Plans. While the consummation of the Offer where the Minimum Tender Condition has been met will constitute a “corporate transaction” for purposes of the Plans, neither the consummation of such Offer nor the Proposed Merger will trigger any vesting or payment rights with respect to the stock options or the RSUs unless otherwise determined by the Board (or an authorized committee thereof). The Offer does not state whether or not the outstanding stock options and RSUs will be assumed or cashed-out pursuant to the Proposed Merger. However, if the Proposed Merger requires the cash-out of all outstanding stock options and RSUs, then presumably (1) in the case of a vested or unvested Illumina stock option having a per share exercise price less than the Offer price, the holder thereof will have the right to receive for each Share subject to such stock option an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the number of Shares subject to such stock option and (y) the amount by which the Offer price exceeds the per share exercise price of such stock option, (2) in the case of any Illumina stock option having a per share exercise price equal to or greater than the Offer price, no payment will be made and (3) any RSU will be converted automatically into the right to receive an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the total number of such Shares subject to such RSU and (y) the Offer price.

Other Potential Payments Upon Change of Control

Illumina has previously entered into change of control severance agreements with certain named executive officers, including each of Messrs. Jay T. Flatley, Christian O. Henry, Christian G. Cabou, Tristan B. Orpin, Mostafa Ronaghi and Marc A. Stapley. The provisions of the change of control severance agreements are substantially the same except for the agreement with Mr. Flatley. Please see “Item 8. Information Regarding Golden Parachute Compensation” below for a description of these agreements and information regarding the potential payments upon a change of control of Illumina to its named executive officers. In addition, Illumina has entered into change of control severance agreements with each of Messrs. Gregory F. Heath, Nicholas J. Naclerio and Matthew L. Posard. These agreements are substantially similar to the change of control agreements with the named executive officers. Under the change of control severance agreements, the executive would receive benefits if he were to be terminated within two years following a change of control of Illumina. The consummation of the Offer where the Minimum Tender Condition has been met will constitute a change of control of Illumina for purposes of the change of control severance agreements. The Form of Amended and Restated Change in Control Severance Agreement between Illumina and its executive officers (other than Mr. Flatley) is filed as Exhibit (e)(4) to this Statement and incorporated herein by reference. The Amended and Restated Change in Control Severance Agreement between Illumina and Jay T. Flatley, dated as of October 22, 2008, is filed as Exhibit (e)(5) to this Statement and incorporated herein by reference.

Illumina’s Deferred Compensation Plan effective December 1, 2007 (the “Deferred Compensation Plan”), which is filed as Exhibit (e)(6) to this Statement and incorporated herein by reference, provides key employees and directors with an opportunity to defer a portion of their salary, bonus and other specified compensation. Messrs. Flatley, Henry, Cabou, Orpin, Ronaghi, Stapley and Naclerio participate in the Deferred Compensation Plan. Please see “Item 8. Information Regarding Golden Parachute Compensation” below for a description of the Deferred Compensation Plan and information regarding the potential payments upon a change of control of Illumina to its named executive officers. The consummation of the Offer where the Minimum Tender Condition has been met would be a change of control of Illumina for purposes of the Deferred Compensation Plan.

Based upon a hypothetical change of control date of January 27, 2012 (assuming that the consummation of the Offer and the Proposed Merger had been completed), the change of control benefits for Messrs. Heath, Naclerio and Posard would have been as follows if such executive officer experienced a termination on January 27, 2012:

Name	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Perquisites/ Benefits($)(4)	Total($)(5)
Gregory F. Heath	858,470	1,860,660	—	38,188	2,757,318
Nicholas J. Naclerio	816,756	438,680	367,565	46,374	1,669,375
Matthew L. Posard	726,012	969,767	—	42,904	1,738,683

(1)

Under the change of control severance agreements, upon a qualifying termination following a change of control, each of the named executive officers would be entitled to (i) a severance payment equal to one year of the executive’s annual base salary plus the greater of (a) the executive’s then-current annual target bonus or other target incentive amount or (b) the annual bonus or other incentive paid or payable to the executive for the most recently completed fiscal year (“Severance Payment”); and (ii) a lump sum payment of the executive’s earned but unpaid compensation and a pro rata portion of the executive’s annual target bonus or other target incentive amount (“Earned Compensation”). Earned Compensation in the table above includes bonus payments for fiscal year 2011, which are scheduled to be paid in February 2012. Mr. Heath would be entitled to receive a Severance Payment equal to $639,138 and Earned Compensation equal to $219,332; Mr. Naclerio would be entitled to receive a Severance Payment equal to $621,269 and Earned Compensation equal to $195,486; and Mr. Posard would be entitled to receive a Severance Payment equal to $591,412 and Earned Compensation equal to $134,600.
(2)	Under the change of control severance agreements, upon a qualifying termination following a change of control, all of the equity awards would vest. As of January 27, 2012, Mr. Heath had 140,053 unvested options and 12,179 unvested RSUs; Mr. Naclerio had 185,444 unvested options and 6,250 unvested RSUs; and Mr. Posard had 65,269 unvested options and 12,794 unvested RSUs. Fair market value of accelerated equity compensation includes the value of unvested and accelerated stock options and RSUs as of January 27, 2012. The value of the stock options was calculated by multiplying the number of accelerated options by the difference between the exercise price and $44.50 (the Purchaser’s proposed purchase price). The value of the RSUs is based on the number of outstanding shares that would not ordinarily have vested by January 27, 2012, multiplied by $44.50 (the Purchaser’s proposed purchase price).
(3)	Under the Deferred Compensation Plan upon a separation from service within 24 months of a change of control, each named executive officer will be entitled to his or her retirement benefit or termination benefit in a lump sum payment equal to the unpaid balance of all of his or her accounts. All of the amounts for all of the named executive officers consist of the termination benefits.
(4)	Represents payment of (i) the executive’s group health insurance coverage premiums under COBRA law, including coverage for executive’s eligible dependents enrolled immediately prior to termination, for a maximum period of one year and (ii) professional outplacement services for up to two years following termination ($10,800 per year for each executive officer).

The table above sets forth the amounts that each named executive officer would receive assuming that the consummation of the Offer had been completed and each named executive officer experienced a qualifying termination on January 27, 2012. All of the amounts included in the table above are only payable upon a change of control followed by a termination of employment (i.e., the payment is subject to a “double trigger”).

Illumina maintains the 2000 Employee Stock Purchase Plan (the “ESPP”), which is filed as Exhibit (e)(7) to this Statement and incorporated herein by reference, in which all employees that are employed by Illumina or any designated subsidiary (as such term is defined in the ESPP) who are treated as employees of Illumina for payroll tax purposes and who are customarily employed for at least 20 hours per week and more than five months in any calendar year are eligible to participate. In the event of a proposed sale of all or substantially all of the assets of Illumina, or the merger of Illumina with or into another corporation (a “change in control”), each outstanding ESPP purchase option could be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the ESPP purchase option, presumably any purchase periods then in progress shall be shortened to allow a final purchase prior to consummation of the Proposed Merger. The consummation of the Offer would not constitute a change in control for purposes of this plan. The Proposed Merger would constitute a change in control for purposes of this plan and hence each outstanding ESPP purchase option under the plan would, pursuant to the terms of the plan, be assumed by Purchaser or the current offering period will be shortened to allow for a final purchase.

Non-Employee Director Compensation

During fiscal year 2011, each of the non-employee directors of Illumina was eligible to receive an annual cash retainer of $50,000, and the Chairman of the Board was eligible to receive an additional $20,000. However, for fiscal year 2011, Paul C. Grint waived fees payable in cash for Board and committee service. In addition, during fiscal year 2011, each of the non-employee directors serving on one or more Board committees was eligible to receive the applicable fees set forth below.

	Audit Committee ($)	Compensation Committee($)	Nominating/Corporate Governance Committee($)	Diagnostics Advisory Committee($)
Chairperson	25,000	15,000	12,500	12,500	(1)
Member	15,000	10,000	7,000	7,000	(1)

(1)	The Diagnostics Advisory Committee has only one member, who is also the Chairperson.

For the fiscal year ended on January 1, 2012, each non-employee director was granted options to purchase 10,800 Shares and received an award of 1,440 RSUs, which grant or award was made automatically on the date of the 2011 Annual Meeting of Stockholders, which was held on May 10, 2011. Each stock option grant has an exercise price equal to the fair market value of Shares on the grant date. Both the stock options and the RSUs vest on the earlier of (1) the one year anniversary of the grant date of the option or award date of the RSU and (2) the date immediately preceding the date of the annual meeting of stockholders for the year following the year of grant of the option or award of the RSU. Upon first joining the Board, each non-employee director is eligible to receive a one-time grant of options to purchase 28,000 Shares and an award of 4,000 RSUs, which grant or award is to be made automatically on the date the individual becomes a director, whether by stockholder approval or appointment by the Board, with a stock option exercise price equal to the fair market value of Shares on the grant date. Both the stock options and the RSUs will vest over a four-year period, with 25% vesting on the first anniversary of the grant or award and the remaining portion vesting monthly over the following 36 months. Directors who receive RSUs are given the opportunity, at the time they execute award agreements providing for the RSU award, to elect to receive, at the time the RSU vests, a portion of the award in cash rather than in Shares in order to enable the director to satisfy his or her obligation to pay the federal income tax that becomes due at the time of such vesting.

Non-employee directors may elect to receive Shares in lieu of all, but not less than all, cash retainers and Board committee fees otherwise payable by Illumina to such director in a given calendar year. Shares issued to an eligible director electing to receive cash compensation in the form of Shares will not be subject to vesting or forfeiture restrictions and will be issued on a quarterly basis. The number of Shares issued to an eligible director electing to receive Shares in lieu of cash compensation will equal the amount of cash compensation otherwise payable by Illumina to such director for the immediately preceding calendar quarter, divided by the weighted average closing price of Shares during the immediately preceding calendar quarter (calculated by reference to each trading day during such quarter). No fractional Shares will be issued, and in lieu of fractional Shares, Illumina will pay to such electing director an amount in cash equal to any such fractional Share multiplied by the weighted average closing price of Shares during the immediately preceding calendar quarter (calculated by reference to each trading day during such quarter).

Indemnification of Directors and Officers

Illumina is organized under the laws of Delaware. Pursuant to Section 145 of the DGCL, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation.

Consistent with Section 145 of the DGCL, the Amended and Restated Certificate of Incorporation of Illumina (the “Charter”) provides that Illumina shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director or officer of Illumina, or any predecessor of Illumina, or serves or served at any other enterprise as a director, officer or employee at the request of Illumina or any predecessor to Illumina. Consistent with Section 145 of the DGCL, the Bylaws of Illumina, dated as of April 22, 2010 (the “Bylaws”), provide that Illumina shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Illumina. The Bylaws provide that, for the purpose of the immediately preceding sentence, a “director” or “officer” of Illumina includes any person (1) who is or was a director or officer of Illumina, (2) who is or was serving at the request of Illumina as a director or officer of another corporation, partnership, joint venture, trust or other enterprise or (3) who was a director or officer of a corporation which was a predecessor corporation of Illumina or of another enterprise at the request of such predecessor corporation.

Illumina has entered into indemnification agreements with each of its directors and executive officers pursuant to which Illumina has agreed to indemnify such directors and executive officers to the fullest extent permitted by law in connection with certain claims that may arise generally relating to such persons acting in their capacities as directors or executive officers. These indemnification agreements contain procedural provisions as well as protections in the event of a change of control. The Form of Indemnification Agreement between Illumina and each of its directors and executive officers is filed as Exhibit (e)(8) to this Statement and incorporated herein by reference.

In accordance with Section 102(b)(7) of the DGCL, the Charter provides that, to the fullest extent permitted by the DGCL, a director of the corporation shall not be personally liable to Illumina or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Bylaws provide that Illumina may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Illumina, or is or was serving at the request of Illumina as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Illumina would have the power to indemnify him against such liability under the provisions of the DGCL.

Illumina maintains directors’ and officers’ liability insurance which insures against liabilities that directors and officers of Illumina may incur in such capacities.

Item 4.	The Solicitation or Recommendation.

Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with Illumina’s financial and outside legal advisors, the Board, by unanimous vote of all of its directors at a meeting held on February 7, 2012, determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of Illumina or its stockholders. The Board believes that the Offer undervalues Illumina’s business and does not adequately reflect the true value of Illumina’s unique market position and business opportunities and that the interests of stockholders will be best served by Illumina continuing to pursue its independent strategic plan. Accordingly, and for the other reasons described in more detail below, the Board recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer. Please see “Item 4. The Solicitation or Recommendation – Reasons for Recommendation” below for further detail.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Illumina’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders May Call Toll-Free: (888) 750-5835

Banks & Brokers May Call Collect: (212) 750-5833

A copy of a letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(10) to this Statement and incorporated herein by reference.

Background of the Offer

On November 1, 2011, at the request of Dr. Arthur D. Levinson, a member of Roche’s board of directors, Dr. William Rastetter, Illumina’s Chairman of the Board, and Dr. Levinson spoke telephonically, during which conversation Dr. Levinson informed Dr. Rastetter of Roche’s desire to make an equity investment in Illumina and to work with Illumina in the field of sequencing-based molecular diagnostics. Dr. Levinson highlighted the leadership position that Illumina occupies in the sequencing field and described the relative weakness of Roche’s technology in such field. Dr. Levinson proposed an in-person meeting with Dr. Rastetter and Dr. Franz Humer, the Chairman of Roche, to discuss further the topics raised during the telephone call. Dr. Rastetter agreed to arrange the meeting.

On December 13, 2011, Dr. Rastetter and Mr. Jay T. Flatley, Illumina’s President and Chief Executive Officer, met with Dr. Humer and Dr. Levinson in La Jolla, California, anticipating that the topic of discussion at the meeting would be a possible equity investment by Roche in Illumina or a diagnostic partnership. During the meeting, Dr. Humer expressed Roche’s interest in acquiring Illumina. Dr. Humer stated that Roche would prefer to acquire Illumina on friendly terms, but neither Dr. Humer nor Dr. Levinson offered any indication of what price Roche was interested in paying in order to acquire Illumina. Dr. Rastetter and Mr. Flatley indicated that they were not prepared to respond to such an indication of interest at that meeting and that they would contact Dr. Humer after consulting with the Board. At the same meeting, Dr. Humer expressed his desire to begin a process of sharing confidential information and stated that he would instruct Roche’s legal counsel to prepare and deliver a draft of a nondisclosure agreement (an “NDA”) in order to facilitate that process. Dr. Humer requested feedback before year end regarding Illumina’s interest in a transaction.

On December 14, 2011, the Board convened telephonically along with management and Illumina’s outside legal counsel, Dewey & LeBoeuf LLP (“Dewey”), to discuss the meeting of December 13, 2011, and Roche’s indication of interest in acquiring Illumina. At that telephonic Board meeting, Dr. Rastetter and Mr. Flatley described for the Board their meeting with Dr. Humer and Dr. Levinson, and Dewey summarized for the Board Roche’s acquisition history, including its unsolicited acquisition of Ventana Medical Systems, Inc. (“Ventana Medical”) in 2007, reminded the Board of Illumina’s takeover defenses and highlighted for the Board certain alternative responses to Roche. Mr. Flatley also reported to the Board recent developments in Illumina’s business. The Board determined that in order to fully evaluate Roche’s indication of interest and any future related proposals to acquire Illumina, among other things, Illumina should hire a financial advisor and the Board should review Illumina’s updated strategic plan and forecasts. Management suggested that Illumina contact Illumina’s long time financial advisor, Goldman, Sachs & Co. (“Goldman Sachs”), who had served as lead underwriter in connection with Illumina’s initial public offering, had been engaged by Illumina in a variety of subsequent transactions and contexts and had extensive familiarity with Illumina and its business. The Board concurred with management’s suggestion and asked management to contact Goldman Sachs. The Board also approved the establishment of a Transactions Committee, which committee consists of Dr. Rastetter, Mr. Flatley, Mr. A. Blaine Bowman and Mr. Daniel M. Bradbury, to assist the Board in considering any acquisition proposals from Roche and any transactions that may be considered as alternatives to Roche’s indication of interest. Pursuant to the Transactions Committee Charter, which was distributed to the members of the Board on December 23, 2011, and subsequently approved by the Board, the Board charged the Transactions Committee with, among other things, reviewing proposals relating to, and, if appropriate, negotiating, transactions involving Illumina and Roche or other parties, making recommendations to the Board with respect to such transactions and engaging, or causing Illumina to engage, financial advisors, counsel and other advisors as the Transactions Committee determines necessary or appropriate in connection with such transactions, and approving the fees and other terms of retention of any such financial advisors, counsel and other advisors.

Later on December 14, 2011, management contacted representatives of Goldman Sachs to discuss the possibility of Goldman Sachs acting as Illumina’s financial advisor to assist the Board in its consideration of the indication of interest and any subsequent acquisition proposals from Roche and related matters. During the call, representatives of Goldman Sachs reminded management of Goldman Sachs’ position as counterparty to certain derivatives transactions with Illumina entered into in connection with Illumina’s convertible bond offering in February 2007, which derivatives transactions are described in more detail in “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” below, and that the Board would need to be fully informed regarding such transactions and any appearance of a conflict that might arise therefrom if Goldman Sachs were to be engaged as financial advisor.

On December 16, 2011, Dewey received a draft of an NDA by email from Roche’s outside legal counsel, Davis Polk & Wardwell LLP (“Davis Polk”). Among other things, the draft NDA did not contain a “standstill” provision that would prevent Roche from, among other things, making an offer directly to Illumina’s stockholders without the consent of the Board.

On December 20, 2011, Dr. Humer contacted Mr. Flatley telephonically to inquire about the Board’s reaction to Roche’s indication of interest. Mr. Flatley told Dr. Humer that the Board intended to consult financial advisors to help the Board in assessing any in-bound acquisition proposals, including Roche’s indication of interest. Dr. Humer reiterated Roche’s desire to pursue an acquisition of Illumina and suggested that Roche would be willing to pay a premium of 50% per Share, without specifying the base price to which such premium would apply. Mr. Flatley told Dr. Humer that he was unable to respond to Roche’s revised indication of interest at that time and that he would promptly report such indication of interest to the Board.

On December 22, 2011, Goldman Sachs met with management of Illumina to discuss Roche’s indication of interest and Goldman Sachs’ position as counterparty to the derivatives transactions, as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” below.

On December 23, 2011, the Board convened telephonically along with management and outside legal counsel to consider Roche’s latest indication of interest. Mr. Flatley reported to the Board the matters discussed with Dr. Humer on December 20, 2011, including Roche’s indication of interest to acquire Illumina for a premium of 50% per Share over an unspecified base Share price. Mr. Flatley also reviewed with the Board certain preliminary discussions with Goldman Sachs with respect to the possibility of Goldman Sachs acting as Illumina’s financial advisor, and discussed with the Board the fact that, if a transaction with Roche or another party were to be consummated, certain of the derivatives transactions with Illumina to which Goldman Sachs was a counterparty would be cancelled and Goldman Sachs would be entitled to receive a payment from Illumina in connection with the early cancellation of such transactions. The Board discussed possible ways in which to address this issue, including by engaging a financial advisor other than Goldman Sachs or engaging another financial advisor to act as co-advisor with Goldman Sachs, and asked management to provide the Board with additional information to assist the Board to better assess the issue, including additional information about the derivatives transactions to which Goldman Sachs is counterparty and the potential payments Goldman Sachs would be entitled to receive from Illumina in connection with the early cancellation of certain such derivatives transactions if a transaction with Roche or another party were to be consummated. The Board also authorized Mr. Flatley to schedule a call with Dr. Humer between December 25, 2011 and January 1, 2012 to follow up on their December 20, 2011 conversation.

On the same day, following the conclusion of the December 23, 2011 telephonic Board meeting, Mr. Flatley contacted Dr. Humer to schedule a telephone call after December 25, 2011. After a series of email exchanges between Mr. Flatley and Dr. Humer, a call was scheduled for the morning of December 28, 2011.

On December 28, 2011, Mr. Flatley and Dr. Humer spoke telephonically as scheduled. Mr. Flatley indicated to Dr. Humer that the Board was evaluating Roche’s indication of interest within the context of the Board’s fiduciary duties to Illumina’s stockholders and, to that end, Illumina was continuing the process of selecting and engaging qualified financial advisors to assist the Board in fully evaluating Roche’s indication of interest. Mr. Flatley also told Dr. Humer that Roche’s legal counsel could expect a response to the draft of the NDA circulated earlier by Davis Polk by the end of the week or early the following week. In addition, Mr. Flatley indicated that the next meeting of the Board was scheduled for the end of January, but, due to the importance of the issue at hand, Illumina was attempting to schedule an in-person Board meeting prior to that date.

On January 3, 2012, Dr. Humer sent a letter electronically to Dr. Rastetter and Mr. Flatley setting forth a proposal to acquire Illumina at a price of $40 per Share in cash, subject to certain conditions, including satisfactory completion of due diligence. A copy of the letter is set forth below:

January 3, 2012

Mr. William Rastetter, Chairman

Mr. Jay Flatley, President and Chief Executive Officer

Illumina, Inc.

9885 Towne Centre Drive

San Diego, CA 92121

Dear Bill,

Dear Jay,

Thank you very much for meeting with me on December 13 and for our subsequent telephone conversations on December 21 and December 28. However, I am disappointed that we have not been able to engage more substantively since our meeting, and with that in mind, I am writing to be specific about our proposal. I hope this additional information will be helpful to you and your Board and accelerate discussions between our companies. Accordingly, on behalf of Roche, I would like to formally propose to you and your Board an all-cash offer to acquire 100% of the issued and outstanding shares of Illumina’s common stock for $40.00 per share. This price represents a significant premium of 47% over Illumina’s closing stock price on December 21, the day before market rumors about a potential deal involving our companies drove Illumina’s stock price significantly higher. It also represents a 45% premium over the one month historical average and a 29% premium over the three month historical average of Illumina’s share price and a 28.6x multiple of Illumina’s projected forward earnings based upon analysts’ consensus estimates for your 2012 EPS.

We believe that the price we are offering is full and fair and expect that your shareholders would welcome the opportunity to sell their shares at a significant premium to current market prices. Our offer would be financed using cash from our balance sheet and borrowings available under our current credit facilities, and consequently, it is not subject to any financing contingency. We trust that you and your Board will agree that the transaction we are proposing is highly attractive.

We are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and other employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy as a standalone division under the Illumina brand, similar to the manner in which Roche has successfully developed its post-acquisition relationship with Ventana Medical. To that end, we also intend to maintain the company’s headquarters in San Diego.

It is our preference to work with you and the Illumina Board to reach a mutually agreeable transaction. As explained during our December 13 meeting, we would like to engage in constructive dialogue with you and members of your team to jointly develop an optimal strategy for maximizing the value of our combined businesses. We believe that it is in the interest of both companies and your shareholders that we begin this dialogue immediately. Roche and its financial and legal advisors (Greenhill & Co., LLC, Citigroup Global Markets, and Davis Polk & Wardwell) stand ready to meet with you and your advisors immediately.

With our advisors, we have crafted this proposal on the basis of publicly available information. In order to consummate a transaction, we would need to complete satisfactory confirmatory due diligence and negotiate mutually acceptable transaction documentation. Accordingly, we do not believe that disclosure of this letter by Illumina or Roche is required. We intend to treat this letter as confidential and trust that you will do the same.

Given the significant value represented by our offer, as well as the implied premium, we are confident that your shareholders will support our proposal. Furthermore, we believe this offer positions you, your employees and your other stakeholders for greater long-term success as part of a larger, more global organization. We truly hope that this letter will serve as a catalyst for prompt and productive discussions between our two companies. In view of the elapsed time since our December 13 meeting, I look forward to the response from you and your Board by January 16, 2012, and would ask that you or your advisors direct your response to Bob Greenhill (Chairman of Greenhill & Co., LLC) and Chris Hite (Global Head of Healthcare Investment Banking for Citigroup Global Markets, Inc.).

Very truly yours,

/s/ Franz B. Humer

Franz B. Humer

Chairman, Roche Holding Ltd

On January 3, 2012, in response to Dr. Humer’s January 3 letter, Mr. Flatley sent Dr. Humer an email confirming that he had received Dr. Humer’s letter and stating that Illumina was in the process of rescheduling the Board meeting for an earlier date to address Roche’s acquisition proposal.

On January 5, 2012, Dr. Humer sent an email to Mr. Flatley requesting that Illumina’s financial advisors contact Roche’s financial advisors (Greenhill & Co. (“Greenhill”) and Citigroup Global Markets Inc. (“Citi”)) in advance of the meeting of the Board.

Also on January 5, 2012, Illumina’s Transactions Committee met in person in La Jolla, California to consider the selection of Illumina’s financial advisors. At the meeting, representatives of Merrill, Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and a second financial advisory firm delivered separate presentations to the Board regarding, among other things, their respective qualifications, experience and expertise, Illumina’s current market position and Roche’s acquisition proposal. After discussion, Illumina’s Transactions Committee approved the selection of Goldman Sachs and BofA Merrill Lynch as Illumina’s financial advisors with respect to any acquisition proposals from Roche and any transactions that may be considered as alternatives to such acquisition proposals, subject to negotiation of acceptable terms and, in connection with the engagement of Goldman Sachs, further review by the Board of Goldman Sachs’ position as counterparty to the derivatives transactions, as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below. Among the reasons for selecting Goldman Sachs, the Transactions Committee noted Goldman Sachs’ familiarity with Illumina and its business (including as a result of Goldman Sachs having been the lead underwriter in Illumina’s initial public offering and having been engaged by Illumina in a variety of subsequent transactions and contexts), experience in the life sciences and diagnostics sectors and experience advising companies in the context of unsolicited takeover proposals, including its engagement by Ventana Medical in 2007 in connection with the unsolicited offer from Roche and its engagement by Genentech, Inc. in

2008 in connection with an unsolicited offer from Roche. Among the reasons for selecting BofA Merrill Lynch, the Transactions Committee noted BofA Merrill Lynch’s experience advising companies in the context of unsolicited takeover proposals, including its engagement by Ventana Medical in 2007 in connection with an unsolicited offer from Roche, BofA Merrill Lynch’s ability to provide financial assistance to Illumina with respect to Goldman Sachs’ position as counterparty to Illumina in connection with certain derivatives transactions, as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” below, the limited scope of BofA Merrill Lynch’s relationships with Roche and BofA Merrill Lynch’s familiarity with Illumina and its business given BofA Merrill Lynch’s service as an advisor to Illumina in past strategic transactions.

On January 6, 2012, Mr. Flatley contacted Dr. Humer and informed him that Illumina had intended to engage Goldman Sachs and BofA Merrill Lynch as its financial advisors and suggested that Roche’s financial advisors arrange a call with Goldman Sachs. Mr. Flatley also informed Dr. Humer that a meeting of the Board to consider Roche’s acquisition proposal had been scheduled for January 17, 2012.

On January 9, 2012, representatives of Goldman Sachs participated in a telephonic conference call with representatives of Greenhill and Citi. The representatives of Greenhill and Citi inquired about what Mr. Flatley intended to announce at the JPMorgan Global Health Care Conference scheduled for the following day (January 10, 2012), and communicated Roche’s dissatisfaction with the speed of Illumina’s response and the level of Illumina’s engagement in discussions with Roche. The representatives of Goldman Sachs responded that Illumina was carefully considering Roche’s acquisition proposal and confirmed that a meeting of the Board was scheduled for January 17, 2012.

On January 10, 2012, Illumina attended the JPMorgan Global Health Care Conference, at which Illumina announced the launch of the HiSeq 2500, a system capable of sequencing a genome in a day, and enhancements to the MiSeq system. Illumina also announced preliminary financial results for the fourth quarter of 2011 and that its 2012 forecasts would be in line with or exceed analysts’ expectations as of that date.

On January 11, 2012, Dewey sent to Davis Polk an NDA that contained more customary terms for a negotiated transaction, including a two-year “standstill” provision.

On January 13, 2012, representatives of Greenhill and Citi participated in another telephonic conference call with representatives of Goldman Sachs, during which the participants discussed the announcements that took place at the J.P. Morgan Global Health Care Conference. Representatives of Greenhill and Citi also conveyed that Roche was not amenable to the NDA sent to Davis Polk on January 11, 2012, and that they would contact Goldman Sachs again after the Board meeting scheduled for January 17, 2012 for an update.

On January 15, 2012, the Board held a special meeting (with some Board members participating telephonically), along with Illumina’s financial and outside legal advisors, to review and discuss a draft of Illumina’s long-term strategic plan and forecasts, and the Board provided feedback on the draft to management.

On the morning of January 17, 2012, a representative of Dewey contacted a representative of Davis Polk regarding Illumina’s proposed NDA. The representative of Davis Polk indicated that Roche had a number of issues with the NDA, including with Illumina’s request for a “standstill.” The discussion concluded with a representative of Davis Polk indicating that it was his understanding that next steps would involve a discussion between the financial advisors for Illumina and Roche following Illumina’s Board meeting scheduled for January 17, 2012.

Later that morning on January 17, 2012, the Board held its previously scheduled special meeting to consider and evaluate Roche’s proposal to acquire Illumina for $40 per Share. At this meeting, five members attended in person and four members attended telephonically. At the outset of the meeting, representatives of Dewey provided an overview to the Board of the Board’s fiduciary duties to Illumina’s stockholders, including with respect to evaluating an unsolicited proposal to acquire all of the outstanding Shares, such as the one received from Roche. The Board then received from Illumina’s management and counsel additional information regarding prior representations by Goldman Sachs and BofA Merrill Lynch of Roche and regarding any proprietary holdings of Goldman Sachs and BofA Merrill Lynch in securities of Roche and Illumina. At the request of management, and outside the presence of Goldman Sachs, representatives of BofA Merrill Lynch then led a discussion regarding Goldman Sachs’ position as a counterparty to Illumina in connection with certain derivatives transactions, as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” below, including the possible valuation of Goldman Sachs’ net position in respect of such transactions, and the potential payments Goldman Sachs would be entitled to receive from Illumina in connection with the early cancellation of certain such derivatives transactions if a transaction with Roche or another party were to be consummated. After discussion regarding the nature and amount of such derivatives transactions and any appearance of a conflict that might arise therefrom, and after taking into account the factors considered by the Transactions Committee at its January 5 meeting, the Board confirmed the engagement of Goldman Sachs and BofA Merrill Lynch as financial advisors to Illumina. Following the approval of the engagement of Goldman Sachs and BofA Merrill Lynch as financial advisors to Illumina, representatives of both Goldman Sachs and BofA Merrill Lynch delivered separate presentations to the Board regarding certain financial analyses related to Roche’s acquisition proposal. Representatives of Dewey, Goldman Sachs and BofA Merrill Lynch addressed various related questions raised by the Board. The Board considered Illumina’s business, financial condition and prospects, the terms of Roche’s acquisition proposal, the nature and timing of Roche’s acquisition proposal, Illumina’s strategic plan and other business opportunities. After discussion, the Board determined that Roche’s acquisition proposal of $40 per Share was not in the best interests of Illumina’s stockholders and grossly undervalued Illumina.

On January 18, 2012, Mr. Flatley emailed Dr. Humer to schedule a call to provide feedback from the January 17th Board meeting. After a series of email exchanges, a call was scheduled for January 19, 2012.

On January 19, 2012, Mr. Flatley and Dr. Humer spoke telephonically. Mr. Flatley reported that the Board had met on January 17, 2012 and had determined it was not in the best interests of Illumina’s stockholders to pursue Roche’s acquisition proposal. Following the call, Mr. Flatley sent the following letter to Dr. Humer electronically:

January 18, 2012

Via Email

Mr. Franz B. Humer

Chairman of the Board

Roche Holding Ltd.

Grenzacherstrasse 124

4070 Basel

Switzerland

Re: Roche’s proposal of January 3, 2012

Dear Franz:

As I had previously indicated would occur, our Board of Directors and financial and legal advisors met yesterday. We carefully considered your proposal to acquire Illumina, dated January 3, 2012, and additionally reviewed in detail our strategic plan and business forecasts. The Board is enthusiastic about our business and its prospects, and has unanimously determined that your proposal is not in the best interests of our shareholders.

We remain very excited about our strategic direction and our commitment to Molecular Diagnostics, and we will continue to focus on delivering value to our shareholders.

Sincerely,

/s/ Jay T. Flatley

Jay T. Flatley

President & CEO

Also on January 19, 2012, following Dr. Humer’s receipt of Mr. Flatley’s letter, representatives of Greenhill and Citi participated in a telephonic conference call with representatives of Goldman Sachs and BofA Merrill Lynch, during which, after inquiries from the representatives of Greenhill and Citi, the Goldman Sachs and BofA Merrill Lynch representatives stated that they did not have anything to add beyond the content of Mr. Flatley’s letter.

On January 24, 2012, Dr. Humer contacted Dr. Rastetter telephonically, during which conversation Dr. Humer stated that Roche was disappointed with the Board’s decision and that Roche had decided to increase its offer to $44.50 per Share and to simultaneously make that offer public. Minutes after the call, Dr. Humer sent the following letter to Mr. Flatley electronically:

January 24, 2012

Mr. Jay Flatley

President and Chief Executive Officer

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

USA

Dear Jay,

While I appreciate the time you have taken to speak with me over the course of the last several weeks, the lack of any substantive progress in our efforts to negotiate a business combination between Illumina and Roche, and your January 18 letter confirming your Board’s lack of interest in such a transaction, has led us to decide to publicly disclose our proposal to acquire all outstanding shares of Illumina at a price of $44.50 per share in cash. Accordingly, we will make this letter public simultaneously with my sending it to you.

Roche’s offer price of $44.50 per share in cash represents a substantial premium to Illumina’s unaffected market prices: a premium of 64% over Illumina’s closing stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one month historical average and a 43% premium over the three month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

This is a compelling offer and we are confident that your stockholders will find it extremely attractive. We hope that your Board will now take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

We believe that our proposal presents a unique opportunity for Roche and Illumina and their respective stockholders and Roche believes that it is imperative to continue to pursue this matter. The price, with the large premium it represents, is a full and fair one.

We have available cash on our balance sheet and borrowings under our credit facilities to complete the transaction and we therefore will not require a financing condition.

As I have expressed to you previously, we are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy within the Roche Diagnostics Division, and to maintain the Illumina brand. To that end, we intend to combine our existing Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. We believe this approach should be attractive to your management and employees.

Roche has attempted to engage Illumina’s management and Board of Directors in a discussion on the merits of a business combination. Unfortunately, Illumina has been unwilling to engage in any meaningful dialogue on this matter. Therefore, while Roche continues to prefer a negotiated transaction with Illumina, Roche intends to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. Additionally, in view of your Board’s response, we plan to nominate a slate of directors and make certain other proposals for the consideration of shareholders at Illumina’s 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of your Board.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell LLP as legal counsel to assist in completing this transaction. If you are willing to fully engage with us, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please contact me as soon as possible.

Very truly yours,

/s/ Dr. Franz B. Humer

Dr. Franz B. Humer

Chairman, Roche Holding Ltd

That same evening on January 24, 2012, Roche issued a press release announcing its proposal to acquire all outstanding Shares of Illumina for $44.50 per Share. The press release also included the full text of Dr. Humer’s January 24 letter to Mr. Flatley and noted that Roche intends to promptly commence a tender offer to purchase all of the outstanding Shares for $44.50 per Share in cash, to nominate a slate of candidates for election to the Board and to propose certain other matters for the consideration of Illumina’s stockholders at Illumina’s 2012 annual meeting, which, if adopted, would result in Roche-nominated directors comprising a majority of the Board.

On the evening of January 24, 2012, Illumina issued a press release in which it stated that consistent with the Board’s fiduciary duties and responsibilities, and in consultation with its financial and outside legal advisors, the Board will thoroughly review Roche’s acquisition proposal and make a recommendation to stockholders in due course that the Board believes is in the best interests of Illumina stockholders. The press release also advised Illumina stockholders to take no action at this time pending the Board’s recommendation.

The Board convened telephonically the following morning on January 25, 2012, along with management and Illumina’s financial and outside legal advisors, to discuss Roche’s press release and certain related matters, including the possible adoption by Illumina of a stockholder rights agreement. The Board received a presentation from representatives of Dewey and representatives of Illumina’s Delaware counsel, Abrams & Bayliss LLP, as well as from Goldman Sachs and BofA Merrill Lynch, regarding the legal, financial and other implications of adopting a stockholder rights agreement, including regarding the Board’s fiduciary duties in adopting such a stockholder rights agreement in response to an unsolicited proposal to acquire all of the Shares, such as the one received from Roche. The discussion of the stockholder rights agreement was consistent with similar discussions the Board had on previous occasions. The Board determined that, in order to ensure that Illumina’s stockholders receive fair treatment and protection in connection with any proposal or offer to acquire Illumina, including the acquisition proposal announced by Roche, and to provide stockholders with adequate time to properly assess any such proposal or offer without undue pressure while also safeguarding their opportunity to realize the long-term value of their investment in Illumina, it was in the best interests of Illumina and its stockholders to adopt a stockholder rights agreement. Another Board meeting was scheduled for later in the day on January 25, 2012, during which the specific terms of the stockholder rights agreement would be discussed and considered.

On the evening of January 25, 2012, the Board again convened telephonically, along with management and Illumina’s financial and outside legal advisors, to further discuss the terms of the stockholder rights agreement. Representatives of Dewey delivered a presentation to the Board and answered questions regarding the legal implications of various provisions of the stockholder rights agreement. Representatives of Goldman Sachs and BofA Merrill Lynch delivered presentations to the Board regarding certain market practices and financial considerations with respect to those provisions. Subsequently, the Board determined that it was in the best interests of Illumina and its stockholders that the Board adopt a stockholder rights agreement with the terms and provisions discussed with representatives of Goldman Sachs, BofA Merrill Lynch and Dewey. The Board then adopted the Rights Agreement.

On January 26, 2012, Illumina issued a press release announcing that it had adopted the Rights Agreement.

The following morning on January 27, 2012, Roche commenced its unsolicited tender offer at a price of $44.50 per Share in cash.

On January 27, 2012, Illumina issued a press release that confirmed the commencement by Roche of an unsolicited tender offer for the Shares and stated that, as indicated following Roche’s announcement of its acquisition proposal on January 24, 2012, the Board, consistent with its fiduciary duties and in consultation with its financial and outside legal advisors, will thoroughly review the offer to determine a course of action that it believes is in the best interests of Illumina’s stockholders and will advise stockholders of its formal position with respect to the tender offer within 10 business days, and again advised that Illumina’s stockholders take no action at this time pending the Board’s recommendation.

On January 31, 2012, Roche submitted to Illumina a notice of its nomination of a slate of four nominees for election to the Board at Illumina’s 2012 Annual Meeting of Stockholders and five alternate nominees, and a proposal, among other proposals, to increase the size of the Board from nine members to eleven members. If such proposal is approved by Illumina’s stockholders, such notice provides for the nomination of a slate of an additional two directors to fill the two newly created directorships. Later that day, Illumina issued a press release that confirmed Roche’s submission, and indicated, among other things, that the current Board consists of nine highly qualified directors (including eight independent directors and Mr. Flatley, who, in addition to his executive titles, is a substantial Illumina stockholder) and that the Board will continue to act independently and in the best interests of Illumina’s stockholders.

On February 2, 2012, the Board held its regularly scheduled quarterly meeting. At the outset of the meeting, representatives of Dewey provided an overview to the Board of the Board’s fiduciary duties to Illumina’s stockholders in responding to an unsolicited acquisition proposal, such as the one received from Roche, and an unsolicited tender offer, such as the one commenced by Roche. During the meeting, the Board reviewed and discussed with Illumina’s management Illumina’s updated long-term strategic plan and forecasts and current market conditions, after which the Board approved the strategic plan and forecasts. Following such approval, representatives of both Goldman Sachs and BofA Merrill Lynch each separately delivered presentations to the Board regarding their respective financial analyses related to the Offer and representatives of Dewey, Goldman Sachs and BofA Merrill Lynch addressed various questions and topics of discussion raised by the Board related to the Offer. The Board, together with representatives of Dewey, Goldman Sachs and BofA Merrill Lynch, also discussed Roche’s notice of nomination and other proposals and Illumina’s 2012 Annual Meeting of Stockholders. After representatives of Goldman Sachs withdrew from the meeting, representatives of BofA Merrill Lynch delivered an update regarding Goldman Sachs’ position as counterparty to Illumina in connection with certain derivatives transactions, as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” below. After representatives of BofA Merrill Lynch withdrew from the meeting, the Board adopted a resolution deferring the “Distribution Date” that would result under the Rights Agreement from the public announcements(s) and action(s) of Roche or any of its affiliates until such time, if ever, that the Board determines to eliminate such deferral, and a resolution instructing management not to disclose the possible terms of certain transactions or proposals, including those relating to an acquisition of, or other business combination involving, Illumina, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

During the morning of February 7, 2012, the Board again convened telephonically, along with management and Illumina’s financial and outside legal advisors, to evaluate and consider the Offer. At the outset of the meeting, representatives of Dewey provided an overview to the Board of the Board’s fiduciary duties to Illumina’s stockholders in responding to an unsolicited acquisition proposal, such as the one received from Roche, and an unsolicited tender offer, such as the one commenced by Roche. During this meeting, Goldman Sachs and BofA Merrill Lynch each separately updated their respective financial analyses provided at the Board meeting of February 2, 2012 and rendered an oral opinion to the Board, subsequently confirmed in writing, that as of February 7, 2012 and based upon and subject to the factors and assumptions set forth in the written opinions, the consideration proposed to be paid to the holders of Shares (other than the Purchaser and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders.1 The Board considered Illumina’s business, financial conditions and prospects, the terms of the Offer, the nature and timing of the Offer, Illumina’s strategic plan and other business opportunities and the inadequacy opinions of Goldman Sachs and BofA Merrill Lynch. After discussion, the Board unanimously determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of Illumina or its stockholders, and unanimously decided to recommend that Illumina’s stockholders reject the Offer.

Reasons for Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with Illumina’s financial and outside legal advisors, the Board has unanimously determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of Illumina or its stockholders.

In reaching its determination to reject the Offer, the Board considered numerous factors in consultation with Illumina’s management and its financial and outside legal advisors, including, but not limited to, the following:

1)	The Offer is Grossly Inadequate and Dramatically Undervalues Illumina’s Industry-Leading Position and Growth Opportunities

The Board believes that the Offer is grossly inadequate and dramatically undervalues Illumina because it does not reflect the underlying value of Illumina’s assets, operations and prospects, including its industry-leading position and growth opportunities.

•

Illumina is the leader in developing and commercializing tools and services for genetic analysis with an unrivaled breadth and depth of technological platforms. The Board believes that Illumina has a robust and compelling product portfolio in the life sciences tools industry, with over 2,300 peer-reviewed sequencing-related publications and more than 8,000 peer-reviewed publications using Illumina technology. These publications underscore strong third-party validation of Illumina’s market-leading portfolio of nine platforms spanning next-generation sequencing, microarrays and related technologies, along with the associated consumables and informatics. This suite of powerful technologies has created one of the strongest brands in the life sciences tool sector. As evidence of this strength, today, Illumina enjoys a 60% share of the next-generation sequencing market, a rapidly growing segment in the life science tools industry. Globally, the Board believes that approximately 90% of the world’s sequencing output is produced on Illumina instruments. Illumina’s history and track record of commercially effective innovation – combining game-changing technology developments with rapid product introductions – is unparalleled.

[1]	The full texts of the written opinions of Goldman Sachs and BofA Merrill Lynch, each dated February 7, 2012, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached as Annexes B and C hereto, respectively. Each of Goldman Sachs and BofA Merrill Lynch provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and BofA Merrill Lynch are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

•

The industry as a whole and Illumina in particular have substantial growth opportunities. The Board believes that Illumina is singularly positioned in a nascent industry, which has the promise and potential to experience extraordinary growth in the years ahead as genetic information becomes broadly applied beyond molecular biology research and into medical diagnostics. The Board also believes that Illumina is positioned to continue to benefit significantly from positive trends in basic and translational research, as well as clinical and consumer demand for genomic information. Illumina is focused on capturing and realizing the significant, additional growth opportunities for sequencing in other markets, including molecular diagnostics, reproductive health, cancer management and industrial-end markets such as agricultural biotechnology, veterinary medicine and forensics. The Board believes that Illumina has developed a breadth and depth of platforms, capabilities and expertise that is poised to address the ever-expanding user base among these new markets. The Board is particularly optimistic about how platforms, such as HiSeq 2500 and MiSeq, and Illumina’s ongoing proprietary discovery and development efforts, will further diversify Illumina’s customer base and product applications and drive its entry into the clinical molecular diagnostics market.

•

Illumina’s future prospects are underpinned by a robust pipeline of new products and services. The Board has a high degree of confidence in management’s ability to deliver significant growth in its business. This confidence is supported by Illumina routinely achieving or exceeding its goals over many years and through many business cycles. The future prospects are also underpinned by a robust line of new products and services, which the Board believes will create powerful new tools in the armaments of researchers and healthcare providers. Moreover, the Board believes that no other company in the sector has as compelling a track record as Illumina in consistently and continuously providing new breakthrough technologies to enable faster, more accurate, reliable and affordable genetic analysis instrumentation, consumables and services.

•

Illumina has a long and proven track record of performance. The Board believes that the standalone value to stockholders reflected in Illumina’s current business plan is far superior to the value offered to Illumina’s stockholders in the Offer. In this regard, the Board considered Illumina’s long and proven track record of delivering and creating value for its stockholders. Illumina has routinely delivered compelling results, achieving annual increases in revenue and EPS at compounded growth rates of approximately 42% and 26%, respectively, since 2006. Illumina has created significant value for its stockholders over the last five years (prior to Roche’s announcement of its unsolicited offer), generating an 84% return compared to a 9% decline in the S&P 500. Thus, the Board believes that Illumina’s business plan as an independent entity will deliver substantially greater value to its stockholders than would the Offer.

2)	The Timing of the Offer is Blatantly Opportunistic and Does Not Reflect Illumina’s Strong Platform of New Products and Pipeline

The Board believes that the timing of the Offer is opportunistic and disadvantageous to Illumina’s stockholders because, among other things:

•

Roche timed its Offer opportunistically to capitalize on recent Share price dislocation. Over the past two years, Illumina delivered seven successive quarters of revenue growth, with its Share price reaching an all-time high of $79.40 as recently as July 2011. Roche first approached Illumina in November 2011, just weeks after Illumina announced third quarter 2011 results reflecting a softness in research funding, which the Board believes to be temporary, and when its Shares were trading near a two-year low due to a short-term dislocation in the stock price. As research funding stabilizes through 2012 and the application of sequencing continues to broaden, the Board believes that Illumina is poised to continue to deliver strong growth rates in Illumina’s existing markets. In addition, the Board believes that Illumina’s ongoing technology development efforts will give Illumina significant potential to accelerate growth further in the years ahead.

•	Roche timed its Offer opportunistically to capture for itself the substantial growth opportunities inherent in Illumina’s strong platform of new products and pipeline. As Illumina continues to develop what it believes to be a significant pipeline of platforms and solutions for genetic analysis, the Board believes that Illumina will maintain and build on its record of achieving strong and diverse customer adoption. For example, Illumina’s MiSeq platform has the potential to deliver the power of Illumina’s sequencing technology to new users in a user-friendly package, while the recently announced HiSeq 2500 continues to enhance performance for users demanding the capability to sequence a human genome in a day. Illumina’s BaseSpace informatics solution lowers the information technology hurdles, further enabling increased adoption of sequencing technologies. Illumina’s product portfolio also includes microarray, PCR and mid-level multiplex analysis platforms and innovative reagent and software solutions that can be used by customers across the entire genetic analysis workflow. Illumina’s FastTrack service offering also provides an expanding customer base across the pharmaceuticals, biotechnology, clinical and consumer markets with access to genetic analysis technology. In addition, Illumina is developing proprietary clinical content for the eventual development of diagnostics in the oncology field, including in ovarian, gastric and colorectal cancers, as well as autoimmune diseases, genetic diseases and maternal fetal medicine. Finally, the leadership of Illumina’s platforms and its growth potential is further demonstrated by numerous partnerships with leading companies in the molecular diagnostics space, such as Sequenom, Foundation Medicine and others. The Board believes these proprietary diagnostics represent a sizeable long-term growth opportunity for Illumina.

•

The Board believes that Illumina is on the verge of benefitting from its continuous significant investment in novel platforms and has a promising pipeline that will drive sustainable future growth and value in the near, medium and long term. To date, the Board believes that Illumina has delivered significant innovation, growth and, consequently, stockholder value. However, the Board also believes that Illumina is well-positioned to further benefit substantially from compelling market opportunities in genetic analysis and diagnostics given Illumina’s technology platforms, product pipeline, management team and proven culture of innovation.

3)	The Offer Fails to Capture Illumina’s Value as an Enabler of Personalized Healthcare

The Board believes that the Offer fails to recognize Illumina’s central role in enabling a forward-looking vision of personalized medicine and the value Illumina creates for various stakeholders involved in the delivery of healthcare globally. Genetic information and its clinical application are gaining increasing importance, proving central to the pharmaceutical discovery and development process. Likewise, genetic information is being employed in the discovery and development of novel biomarkers, companion diagnostics and clinical molecular diagnostics solutions. When coupled, these therapeutics and in-vitro diagnostics enable the delivery of personalized medicine, benefiting patients and healthcare providers, as well as the pharmaceutical, biotechnology and in-vitro diagnostics industries, among other stakeholders. The Board believes that Illumina’s technologies, products and services are catalysts and critical to driving the growing use of genetic information across healthcare.

4)	Roche’s Tactics Seek to Disadvantage Illumina’s Stockholders

The Board believes that Roche’s urgency in launching the Offer reflects its tactic to act upon the short-term dislocation in Illumina’s stock price. Purchaser’s $44.50 per Share proposal is $34.90 below Illumina’s 52-week high of $79.40. Thus, when the closing stock price was $37.69 on January 24, 2012, the Board believes that Roche acted to take advantage of Illumina’s depressed stock price levels in its attempt to transfer the significant future value of Illumina from its stockholders to Roche and its stockholders.

5)	The Offer Values Illumina at a Price Below Recent Trading Levels

The market price of Illumina’s stock has remained above the Offer price of $44.50 per Share since the public announcement of the Offer on January 25, 2012. The closing price per Share on the NASDAQ Global Select Market on February 6, 2012, the last trading day prior to the date of this Statement, was $51.97 which is 17% greater than the Offer price of $44.50 per Share.

6)	The Offer’s Conditions Create Significant Uncertainty and Risk

The Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person – Tender Offer” above and in Annex A attached hereto, the Offer is subject to a litany of conditions, including, among others, the following conditions: (1) the Minimum Tender Condition, (2) the Rights Condition, (3) the Section 203 Condition, (4) conditions relating to the absence of any agreement of, or transaction by, Illumina that impairs Purchaser’s or Roche’s ability to acquire Illumina or otherwise diminishes the expected value to Roche of the acquisition of Illumina, (5) conditions relating to antitrust considerations in the United States and foreign jurisdictions, (6) conditions relating to the absence of litigation or other adverse actions, (7) conditions related to Exon-Florio, (8) conditions relating to the absence of material adverse effects on Roche and its subsidiaries, taken as a whole, or Illumina and its subsidiaries, taken as a whole, (9) conditions relating to the performance of market indices, (10) conditions relating to the absence of changes to the constituent documents of Illumina or any of its subsidiaries, (11) conditions relating to the absence of adverse effects on Illumina’s contracts and (12) conditions relating to certain changes in ownership of Illumina’s securities. The Board believes that the effect of these, and other numerous conditions, is that Illumina’s stockholders cannot be assured that Purchaser will be required to consummate the Offer. In addition, the Schedule TO provides that the conditions to the Offer are for the sole benefit of Roche, Purchaser and their affiliates and may be asserted by Purchaser or Roche in Purchaser’s sole discretion regardless of the circumstances (including any action or omission by Roche or Purchaser) giving rise to such conditions.

7)	Illumina Has Received Inadequacy Opinions from Its Financial Advisors

The Board considered the fact that, on February 7, 2012, each of Goldman Sachs and BofA Merrill Lynch rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of Shares (other than Purchaser and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full texts of the written opinions of Goldman Sachs and BofA Merrill Lynch, each dated February 7, 2012, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes B and C hereto, respectively. Each of Goldman Sachs and BofA Merrill Lynch provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and BofA Merrill Lynch are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

Accordingly, based on the foregoing reasons, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

Intent to Tender

To the knowledge of Illumina after making reasonable inquiry, none of Illumina’s directors or executive officers or any affiliate or subsidiary of Illumina currently intends to tender in the Offer or sell any Shares that such person or entity holds of record or beneficially owns.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Persons Retained to Make Solicitations or Recommendations in Connection with the Offer

Goldman Sachs has been retained as a financial advisor to Illumina in connection with, among other things, Illumina’s analysis and consideration of, and response to, the Offer. Illumina has agreed to pay Goldman Sachs (x) six quarterly advisory fees of $2.667 million per quarter, subject to upward adjustment in the sixth quarter (but in no event resulting in aggregate quarterly advisory fees of more than $20.0 million) based on the final Offer price, which quarterly advisory fees will be payable whether or not the Offer is withdrawn, and (y) in connection with certain sale transactions involving Illumina, including the Offer (if consummated), a transaction fee equal to 0.42% of the aggregate consideration paid (including the net debt of Illumina assumed) in such transaction, less the quarterly advisory fees. The quarterly advisory fees will no longer be payable upon execution of a definitive agreement for, or consummation of, such transaction. Based on the proposed Offer price of $44.50, the transaction fee that would be payable if the Offer were consummated is currently estimated to be approximately $24.7 million, as compared to the aggregate amount of the quarterly advisory fees currently estimated to be approximately $17.7 million. In addition, Illumina has agreed to reimburse Goldman Sachs for certain expenses arising out of or in connection with the engagement and to indemnify Goldman Sachs against certain liabilities relating to or arising out of the engagement.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, Illumina, Roche and any of their respective affiliates, or any currency or commodity that may be involved in the Offer and any related transactions for their own account and for the accounts of their customers. During the two-year period prior to February 7, 2012, Goldman Sachs has provided certain investment banking services to Illumina and/or its affiliates for which its Investment Banking Division has received, and may receive, compensation, including, having acted as joint bookrunner with respect to a public offering by Illumina of 0.25% Convertible Senior Notes due 2016 (aggregate principal amount of $920 million) in March 2011. During the two-year period prior to February 7, 2012, Goldman Sachs also has provided certain investment banking services to Roche and/or its affiliates for which its Investment Banking Division has received, and may receive, compensation. In connection with providing such services to Roche and/or its affiliates, the Investment Banking Division of Goldman Sachs has received aggregate compensation of less than $1.0 million. Goldman Sachs may also in the future provide investment banking services to Illumina, Roche and their respective affiliates for which its Investment Banking Division may receive compensation.

BofA Merrill Lynch has been retained as a financial advisor to Illumina in connection with, among other things, Illumina’s analysis and consideration of, and response to, the Offer. Illumina has agreed to pay BofA Merrill Lynch (x) six quarterly advisory fees of $1,379,950 per quarter, which quarterly advisory fees will be payable whether or not the Offer is withdrawn, and (y) in connection with certain sale transactions involving Illumina, including the Offer (if consummated), a transaction fee equal to 0.22% of the aggregate consideration paid (including the net debt of Illumina assumed) in such transaction, less the quarterly advisory fees. The quarterly advisory fees will no longer be payable upon execution of a definitive agreement for, or consummation of, such transaction. Based on the proposed Offer price of $44.50, the transaction fee that would be payable if the Offer were consummated is currently estimated to be approximately $13.5 million, as compared to the aggregate amount of the quarterly advisory fees currently estimated to be approximately $8.3 million. In addition, Illumina has agreed to reimburse BofA Merrill Lynch for certain expenses arising out of or in connection with the engagement and to indemnify BofA Merrill Lynch against certain liabilities relating to or arising out of the engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Illumina, Roche and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Illumina and its affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the two-year period prior to February 7, 2012, (1) having acted as manager on certain convertible debt offerings of Illumina, (2) having acted or acting as a lender under certain credit facilities and letters of credit for Illumina and certain of its affiliates and (3) having provided or providing certain treasury and management products and services to Illumina and certain of its affiliates. From January 1, 2010 through February 7, 2012, BofA Merrill Lynch and its affiliates received aggregate revenues from Illumina and its affiliates for corporate, commercial and investment banking services of approximately $4.5 million.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Roche and its affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the two-year period prior to February 7, 2012, (1) having acted or acting as a lender under certain credit facilities and letters of credit for an affiliate of Roche, (2) having provided or providing certain foreign exchange and equity linked products and trading services to Roche and certain of its affiliates and (3) having provided or providing certain treasury and management products and services to Roche and certain of its affiliates. From January 1, 2010 through February 7, 2012, BofA Merrill Lynch and its affiliates received aggregate revenues from Roche and its affiliates for corporate, commercial and investment banking services of approximately $2.3 million.

Illumina has engaged Innisfree to provide consulting, analytic and information agent services in connection with the Offer. Illumina has agreed to pay customary compensation for such services. In addition, Illumina has agreed to reimburse Innisfree for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Illumina has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, Illumina has agreed to reimburse Sard Verbinnen for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as described above, neither Illumina nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Offer.

Derivative Transactions

In February 2007, Illumina issued $400.0 million in aggregate principal amount of 0.625% Convertible Senior Notes due 2014 (the “Convertible Notes”). Goldman Sachs and another financial institution were the initial purchasers of the Convertible Notes, which were resold by Goldman Sachs and the other financial institution to qualified investors pursuant to Rule 144A under the Securities Act of 1933, as amended. In connection with its issuance of the Convertible Notes, Illumina entered into convertible bond hedge transactions and issuer warrant transactions with respect to shares of its common stock (referred to collectively as the “Call

Spread Transactions”) with Goldman Sachs and the other financial institution. Goldman Sachs is counterparty to 70% of each of the Call Spread Transactions.

The convertible bond hedge transactions, which potentially reduces dilution to Illumina’s stockholders upon conversion of the Convertible Notes, consisted of the purchase by Illumina from Goldman Sachs and the other financial institution of call options with respect to the number of shares of Illumina common stock that Illumina would be required to deliver upon conversion of any portion of the Convertible Notes (which were convertible into up to 18,322,320 Shares as of the date of issuance of the Convertible Notes). The total premium paid by Illumina for the convertible bond hedge transactions was $139.0 million. The issuer warrant transactions, which partially offset the cost to Illumina of the convertible bond hedge transactions, consisted of the sale by Illumina to Goldman Sachs and the other financial institution of warrants in respect of in the aggregate up to 18,322,320 Shares. The total premium received by Illumina for the issuer warrant transactions was $92.4 million, resulting in a net cost to Illumina of the Call Spread Transactions of approximately $46.6 million (of which approximately $32.6 million was paid to Goldman Sachs).

The convertible bond hedge transaction with Goldman Sachs generally requires Goldman Sachs to deliver to Illumina, in respect of each Convertible Note that is surrendered for conversion, 70% of the number of Shares that Illumina is required to deliver under the terms of the indenture governing the Convertible Notes, based on a conversion price of approximately $21.83 per Share. The other financial institution that is counterparty to the convertible bond hedge transaction is required to deliver to Illumina the other 30% of such Shares. In the case of conversion of the Convertible Notes in connection with certain merger transactions, including any second step merger following the Offer, were it to be consummated, Goldman Sachs would be required to deliver to Illumina additional Shares, subject to certain limits, in accordance with the terms of the convertible bond hedge transaction.

Under the terms of the issuer warrant transactions, Goldman Sachs has the right to purchase up to 12,825,624 Shares from Illumina at a strike price of approximately $31.44 per Share. The issuer warrant transactions are settled on a cashless basis and will be automatically exercised in equal installments during the 40 consecutive scheduled trading days beginning on May 16, 2014 if the volume-weighted average price per Share is greater than the strike price on such dates. In accordance with their terms, in a transaction in which holders of Shares are cashed out (e.g., in the Offer, were it to be consummated, or a cash-out merger) (each, a “cash-out transaction”), the issuer warrant transactions would be cancelled and Goldman Sachs would be entitled to receive a payment from Illumina for the early cancellation of the issuer warrant transactions (such payment amount, the “cancellation amount”). If Goldman Sachs and Illumina are unable to agree on the amount of such payment, the cancellation amount would be determined by Goldman Sachs, as calculation agent, as to its portion of the issuer warrant transactions. In confirming Goldman Sachs’ engagement as Illumina’s financial advisor to assist the Board in its evaluation of the Offer, the Board discussed what might be considered an appearance of a conflict given the fact that Goldman Sachs is being paid for the cancellation of the issuer warrant transactions prior to their scheduled maturity in 2014 regardless of whether the price of Shares at maturity would be greater than the strike price of the warrants, and that the timing and price of any cash-out transaction (such as the Offer) will affect the determination of the cancellation amount, and determined to engage BofA Merrill Lynch as co-financial advisor to the Board as a means to address the issue. See “Item 4. The Solicitation or Recommendation – Background of the Offer.” In addition, as described below, Goldman Sachs maintains customary institutional information barriers.

As the value of the warrants and the factors affecting the cancellation amount continuously change, and as Goldman Sachs has hedged its position under its portion of the issuer warrant transaction, the consummation of a cash-out transaction and the resulting payment to Goldman Sachs of the cancellation amount could result in Goldman Sachs receiving value that is greater than, equal to or less than the value that would have been received by Goldman Sachs from exercise of the warrants in the absence of any cash-out transaction.

In connection with early conversions of approximately 90% of the Convertible Notes by holders of such notes, Goldman Sachs delivered to Illumina 7,572,113 Shares under the terms of the convertible bond hedge transaction, which at the time of delivery had an approximate value of $511.3 million, based on the closing prices of Shares on the dates of delivery plus $1,559.09 paid in lieu of fractional Shares. The balance of the convertible bond hedge transactions with respect to approximately $40.1 million aggregate principal amount of Convertible Notes (which are convertible into up to 1,837,958 Shares) remain in place as of the date hereof. The issuer warrant transactions were not affected by the early conversions and, as a result, the issuer warrant transactions to which Goldman Sachs is a counterparty covering up to 12,825,624 Shares currently remain outstanding.

If the Offer were consummated on February 6, 2012 in accordance with its terms at the $44.50 per Share consideration proposed to be paid to holders of Shares in the Offer, Goldman Sachs estimates that, upon consummation of the Offer, (1) the cancellation amount payable by Illumina to Goldman Sachs would have been approximately $272.8 million and (2) the aggregate amount payable by Goldman Sachs to securities lenders would have been approximately $454.0 million (based on the $44.50 per Share consideration proposed to be paid to holders of Shares in the Offer) in respect of approximately 10.2 million Shares sold short by Goldman Sachs as of such date to hedge its exposure under the Call Spread Transactions. The actual amount received by Goldman Sachs for the cancellation of the issuer warrant transactions upon consummation of the Offer, if completed, will depend upon various factors, including, among others, the actual transaction price, the closing date of the Offer (and the resulting remaining term of the warrants) and interest rates. For example, higher transaction prices would generally result in a higher cancellation amount payable by Illumina to Goldman Sachs. Goldman Sachs’ obligations under the convertible bond hedge transactions as to any Convertible Notes that are not surrendered for conversion will remain outstanding.

In connection with the Call Spread Transactions, Goldman Sachs engaged, and will continue to engage, in hedging and other market transactions with respect to its position in the Call Spread Transactions (which may include purchasing or selling Convertible Notes or Shares on a “long” or “short” basis, or entering into or unwinding derivative transactions) intended to manage the risk to Goldman Sachs of being party to the Call Spread Transactions. That hedging activity is at Goldman Sachs’ own risk and may result in a loss or profit to Goldman Sachs in an amount that may be less than or greater than the expected contractual benefit to Goldman Sachs under the Call Spread Transactions. The amount of any loss or profit will not be known until all of the convertible bond hedges have been exercised and all of the warrants have been settled in accordance with their terms and Goldman Sachs has completed all of its related hedge unwind activities. In accordance with industry practices, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking these hedging and other market transactions.

The indenture governing the Convertible Notes and the confirmations containing the terms of the Call Spread Transactions (the “Confirmations”) were included as exhibits to Illumina’s current report on Form 8-K filed by Illumina with the SEC on February 16, 2007, which contains additional disclosure regarding the Convertible Notes and the Call Spread Transactions, including the manner in which they are treated in relation to certain merger events and other cash-out transactions. All references herein to share counts, conversion prices and strike prices are subject to adjustment from time to time in accordance with the terms of the Confirmations and have been adjusted to reflect a two-for-one stock split effected by Illumina on September 22, 2008.

Item 6.	Interest in Securities of the Subject Company.

Except as described below and except for scheduled vesting of outstanding option awards and RSUs, during the past 60 days, no transaction with respect to the Shares has been effected by Illumina or, to Illumina’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Marc A. Stapley	12/19/2011	Disposed of Shares(1)	33	$26.665
Marc A. Stapley	1/20/2012	Grant of RSUs upon hire	24,500	$0.00
Marc A. Stapley	1/20/2012	Acquired options upon hire	136,500	$0.00
Christian O. Henry	1/25/2012	Acquired Shares (Pursuant to a 10b5-1 Plan)(2)	5,000	$28.45
Christian O. Henry	1/25/2012	Disposed of Shares (Pursuant to a 10b5-1 Plan)	5,000	$55.00
Christian O. Henry	1/25/2012	Acquired Shares (Pursuant to a 10b5-1 Plan)(2)	1,500	$5.23
Christian O. Henry	1/25/2012	Disposed of Shares (Pursuant to a 10b5-1 Plan)	1,500	$52.60
Christian O. Henry	1/25/2012	Acquired Shares (Pursuant to a 10b5-1 Plan)(2)	10,000	$32.485
Christian O. Henry	1/25/2012	Disposed of Shares (Pursuant to a 10b5-1 Plan)	10,000	$52.60
Christian O. Henry	1/25/2012	Acquired Shares (Pursuant to a 10b5-1 Plan)(2)	10,000	$20.04
Christian O. Henry	1/25/2012	Disposed of Shares (Pursuant to a 10b5-1 Plan)	10,000	$52.60
Gregory F. Heath	1/27/2012	Disposed of Shares(3)	557	$51.685
Christian O. Henry	1/27/2012	Disposed of Shares(3)	550	$51.685
Tristan B. Orpin	1/27/2012	Disposed of Shares(3)	624	$51.685
Matthew L. Posard	1/27/2012	Disposed of Shares(3)	422	$51.685
Christian G. Cabou	1/28/2012	Disposed of Shares(3)	917	$50.96
Gregory F. Heath	1/28/2012	Disposed of Shares(3)	770	$50.96
Christian O. Henry	1/28/2012	Disposed of Shares(3)	1,432	$50.96
Tristan B. Orpin	1/28/2012	Disposed of Shares(3)	917	$50.96
Matthew L. Posard	1/28/2012	Disposed of Shares(3)	616	$50.96
Christian O. Henry	1/29/2012	Disposed of Shares(3)	1,283	$50.96
Tristan B. Orpin	1/29/2012	Disposed of Shares(3)	1,176	$50.96
Matthew L. Posard	1/29/2012	Disposed of Shares(3)	696	$50.96
Christian O. Henry	1/31/2012	Disposed of Shares(3)	420	$51.86
Gregory F. Heath	1/31/2012	Disposed of Shares(3)	183	$51.86
Nicholas J. Naclerio	1/31/2012	Disposed of Shares(3)	392	$51.86
Tristan B. Orpin	1/31/2012	Disposed of Shares(3)	367	$51.86
Matthew L. Posard	1/31/2012	Disposed of Shares(3)	220	$51.86
Christian G. Cabou	2/1/2012	Acquired Shares(4)	130	$44.1745
Jay T. Flatley	2/1/2012	Acquired Shares(4)	411	$44.1745
Gregory F. Heath	2/1/2012	Acquired Shares(4)	411	$44.1745
Christian O. Henry	2/1/2012	Acquired Shares(4)	243	$44.1745
Tristan B. Orpin	2/1/2012	Acquired Shares(4)	93	$44.1745
Matthew L. Posard	2/1/2012	Acquired Shares(4)	388	$44.1745
Mostafa Ronaghi	2/1/2012	Acquired Shares(4)	411	$44.1745

(1)	Transaction was effected prior to Mr. Stapley joining Illumina as an executive officer.
(2)	Exercise of employee stock options.
(3)	Shares withheld by Illumina to satisfy tax obligations upon RSU vesting.
(4)	Transaction was effected through the ESPP.

Item 7.	Purposes of the Transaction, Plans or Proposals.

For the reasons discussed in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation” above, the Board unanimously determined that the Offer is inadequate and not in the best interests of Illumina or its stockholders and that the interests of the stockholders will be best served by Illumina continuing to pursue its independent strategic plan. Except as set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, Illumina is not now undertaking or engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Illumina’s securities by Illumina, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Illumina or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Illumina or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Illumina.

Notwithstanding the foregoing, Illumina may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that Illumina may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

At its February 2, 2012 meeting, the Board, among other things, resolved that the “Distribution Date” that would otherwise result under the Rights Agreement from the public announcement(s) and action(s) of Roche or any of its affiliates be deferred until such time, if ever, that the Board determines to eliminate such deferral.

Except as described above or otherwise set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Illumina’s securities by Illumina, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Illumina or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Illumina or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Illumina.

Item 8.	Additional Information.

Information Regarding Golden Parachute Compensation

Change of Control Severance Agreements

Illumina has previously entered into change of control severance agreements with certain executive officers, including each of Messrs. Flatley, Henry, Cabou, Orpin, Ronaghi and Stapley. The initial term of all change of control severance agreements, other than that of Mr. Stapley, expired in August 2009, after which each of the agreements automatically renew annually for additional one year periods unless a notice of non-extension is provided by either party to an agreement. Illumina entered into a change of control severance agreement with Mr. Stapley in connection with his hiring in January 2012, which expires in August 2012 but automatically renews annually thereafter for additional one year periods unless a notice of non-extension is provided by either party to the agreement. The consummation of the Offer where the Minimum Tender Condition has been met will constitute a change of control of Illumina for purposes of the change of control severance agreements.

Under the change of control severance agreements, the executive would receive benefits if he were terminated within two years following the change of control either:

•

by Illumina other than for “cause,” which is defined in each change of control severance agreement to include repeated failure or refusal to materially perform his duties that existed immediately prior to the change of control, conviction of a felony or a crime of moral turpitude, or engagement in an act of malfeasance, fraud, or dishonesty that materially damages to the business of Illumina; or

•

by the executive on account of “good reason,” which is defined in each change of control severance agreement to include certain reductions in the executive’s annual base salary, bonus, position, title,

responsibility, level of authority, or reporting relationships that existed immediately prior to the change of control, or a relocation, without the executive’s written consent, of the executive’s principal place of business by more than 35 miles from the executive’s principal place of business immediately prior to the change of control.

Pursuant to the change of control severance agreements, if a covered termination of the executive’s employment occurs in connection with a change of control, then, with the exception of the Chief Executive Officer, Mr. Flatley, the executive is generally entitled to the following benefits:

•

a severance payment equal to one year of the executive’s annual base salary plus the greater of (1) the executive’s then-current annual target bonus or other target incentive amount or (2) the annual bonus or other incentive paid or payable to the executive for the most recently completed fiscal year;

•	a lump sum payment of the executive’s earned but unpaid compensation and a pro rata portion of the executive’s annual target bonus or other target incentive amount;

•

payments of the executive’s group health insurance coverage premiums under COBRA law, including coverage for executive’s eligible dependents enrolled immediately prior to termination, for a maximum period of one year; however, Illumina’s obligation to pay such premiums ceases immediately upon the date the executive becomes covered under any other group health plan;

•	continuance of the executive’s indemnification rights and liability insurance for a maximum of one year following termination;

•	continuance of the executive’s perquisites to which the executive was entitled for a period of 12 months;

•	automatic vesting of the executive’s unvested stock options and equity or equity-based awards; and

•	certain professional outplacement services consistent with the executive’s position for up to two years following termination.

Mr. Flatley is entitled to a severance payment equal to twice the sum of his annual base salary and the greater of his target or most recently paid or payable target bonus or other target incentives, 24 months (instead of 12 months) of continued certain medical and other benefits in addition to the benefits previously described for the other named executive officers.

The change of control severance agreements provide that each executive’s total change of control payment may be reduced in the event such payment is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, and such a reduction would provide a greater after-tax benefit for the executive. Additionally, change of control benefits are subject to limitations under IRC Section 280G “golden parachute” provisions. A full analysis of the financial impact of these limitations will be performed based on the facts and circumstances in the event a change of control were to occur.

Deferred Compensation

Illumina’s Deferred Compensation Plan provides key employees and directors with an opportunity to defer a portion of their salary, bonus and other specified compensation. The plan also permits Illumina to make discretionary contributions to the plan on behalf of the participants, although Illumina has not exercised such discretion. A participant is always fully vested in accounts under the plan attributable to a participant’s contributions and related earnings on such contributions. Upon a “change in control” (as defined in the plan) a participant will receive his or her “retirement benefit” or “termination benefit” (each as defined in the plan) in a lump sum payment equal to the unpaid balance of all of his or her accounts if a “separation from service” (as defined in the plan) occurs within 24 months following a change of control. The consummation of the Offer where the Minimum Tender Condition has been met would be a change of control of Illumina for purposes of the Deferred Compensation Plan.

Based upon a hypothetical change of control date of January 27, 2012 (assuming that the consummation of the Offer and the Proposed Merger had been completed), the change of control benefits for Illumina’s named executive officers would have been as follows if such named executive officer experienced a termination on January 27, 2012:

Name	Cash ($)(1)	Equity($)(2)	Pension/NQDC($)(3)	Prerequisites/ Benefits ($)(4)	Total ($)(5)
Jay T. Flatley	3,957,288	5,445,606	1,188,797	71,149	10,662,840
Christian O. Henry(6)	935,270	1,622,781	618,302	46,374	3,222,727
Marc A. Stapley(7)	713,149	2,209,550	—	46,374	2,969,074
Christian G. Cabou	840,002	1,466,158	266,168	38,188	2,610,516
Tristan B. Orpin	881,404	1,495,839	174,281	46,374	2,597,899
Mostafa Ronaghi	756,878	977,914	809,099	45,527	2,589,419

(1)	As described above, under the change of control severance agreements, upon a qualifying termination following a change of control, each of the named executive officers would be entitled to (i) a severance payment equal to one year (two years for Mr. Flatley) of the executive’s annual base salary plus the greater of (two times the greater of for Mr. Flatley) (a) the executive’s then-current annual target bonus or other target incentive amount or (b) the annual bonus or other incentive paid or payable to the executive for the most recently completed fiscal year (“Severance Payment”); and (ii) a lump sum payment of the executive’s earned but unpaid compensation and a pro rata portion of the executive’s annual target bonus or other target incentive amount (“Earned Compensation”). Earned Compensation in the table above includes bonus payments for fiscal year 2011, which are scheduled to be paid in February 2012. Mr. Flatley would be entitled to receive a Severance Payment equal to $3,213,600 and Earned Compensation equal to $743,688; Mr. Henry would be entitled to receive a Severance Payment equal to $697,568 and Earned Compensation equal to $237,701; Mr. Stapley would be entitled to receive a Severance Payment equal to $674,250 and Earned Compensation equal to $38,899; Mr. Cabou would be entitled to receive a Severance Payment equal to $620,073 and Earned Compensation equal to $219,929; Mr. Orpin would be entitled to receive a Severance Payment equal to $660,280 and Earned Compensation equal to $221,124; and Mr. Ronaghi would be entitled to receive a Severance Payment equal to $561,202 and Earned Compensation equal to $195,676.
(2)	As described above, under the change of control severance agreements, upon a qualifying termination following a change of control, all of the equity awards would vest. As of January 27, 2012, Mr. Flatley had 363,023 unvested options and 74,500 unvested RSUs; Mr. Henry had 124,225 unvested options and 21,145 unvested RSUs; Mr. Stapley had 136,500 unvested options and 24,500 unvested RSUs; Mr. Cabou had 97,407 unvested options and 19,499 unvested RSUs; Mr. Orpin had 102,032 unvested options and 20,166 unvested RSUs; and Mr. Ronaghi had 117,449 unvested options and 13,150 unvested RSUs. Fair market value of accelerated equity compensation includes the value of unvested and accelerated stock options and RSUs as of January 27, 2012. The value of the stock options was calculated by multiplying the number of accelerated options by the difference between the exercise price and $44.50 (the Purchaser’s proposed purchase price). The value of the RSUs is based on the number of outstanding shares that would not ordinarily have vested January 27, 2012 multiplied by $44.50 (the Purchaser’s proposed purchase price).
(3)	As described above, under the Deferred Compensation Plan upon a separation from service within 24 months of a change of control, each named executive officer will be entitled to his or her retirement benefit or termination benefit in a lump sum payment equal to the unpaid balance of all of his or her accounts. All of the amounts for all of the named executive officers consist of the termination benefits.
(4)	Represents payment of (i) the executive’s group health insurance coverage premiums under COBRA law, including coverage for executive’s eligible dependents enrolled immediately prior to termination, for a maximum period of one year (two years for Mr. Flatley) and (ii) professional outplacement services for up to two years following termination ($10,800 per year for each executive officer).
(5)

The table above sets forth the amounts that each named executive officer would receive assuming that the consummation of the Offer had been completed and each named executive officer experienced a qualifying termination on January 27, 2012. All of the amounts included in the table above are only payable upon a change of control followed by a termination of employment (i.e., the payment is subject to a “double trigger”).
(6)	Effective as of January 20, 2012, Mr. Henry no longer serves as Chief Financial Officer of Illumina but will continue in his role as Senior Vice President, General Manager Genomic Solutions.
(7)	Effective as of January 20, 2012, Mr. Stapley serves as Chief Financial Officer of Illumina.

Delaware Takeover Statute

In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless (1) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder (2) upon completion of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (3) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 of the DGCL by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (2) such corporation does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (3) the business combination is proposed by an interested stockholder prior to the completion or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of the DGCL of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

The Offer is subject to satisfaction of the Section 203 Condition. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Other State Takeover Laws

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Proposed Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Proposed Merger, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities or holders of Shares. According to the Schedule TO, in addition, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Proposed Merger. According to the Schedule TO, in such case, Purchaser may not be obligated to accept for payment any Shares tendered. Please see Annex A attached hereto for more information regarding conditions to the Offer.

United States Antitrust Clearance

Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the FTC, transactions that meet certain monetary thresholds must be reported to the FTC and the Antitrust Division, and may not be consummated until the applicable statutory waiting period has expired or terminated.

According to the Schedule TO, Roche expects to file a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on or about February 8, 2012. Assuming that Roche in fact makes this filing on such date, Illumina will be required to submit a responsive Notification and Report Form with the Antitrust Division and the FTC on or before 5:00 p.m., Eastern Time, on February 21, 2012.

Under the provisions of the HSR Act applicable to the Offer, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, 15 calendar days following Roche’s filing of a Premerger Notification and Report Form, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern Time, on the next regular business day. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information from Roche. If such request is made, the waiting period will expire at 11:59 p.m., Eastern Time, on the tenth calendar day after Roche certifies substantial compliance with such request, unless otherwise extended by agreement or court order.

The Antitrust Division and the FTC routinely assess the potential competitive effects of transactions reported under the HSR Act such as the acquisition of Shares by Purchaser pursuant to the Offer and the Proposed Merger. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the purchase of Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of assets of Illumina, Purchaser, Roche or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Proposed Merger on antitrust grounds will not be made or that, if such a challenge is made, as to the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, or if the FTC, the Antitrust Division, a state attorney general, or a private party obtains an order enjoining the purchase of Shares, then Purchaser will not be obligated to proceed with the Offer or the purchase of any Shares not previously purchased pursuant to the Offer. Additionally, Purchaser may terminate the Offer if any action, injunction, order or decree becomes applicable to the Offer, the acceptance for payment of or payment for the Shares or the Proposed Merger that seeks to restrain or prohibit the exercise of Purchaser’s full rights of ownership or operation by Purchaser or any of its subsidiaries or affiliates of all or any portion of Purchaser’s business or assets or those of Illumina or any of Purchaser’s or Illumina’s respective subsidiaries or affiliates. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Foreign Antitrust Considerations

According to the Schedule TO, Roche and its subsidiaries conduct business in a number of countries outside of the United States in which Illumina’s products are currently sold. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Illumina or its subsidiaries or Roche and its subsidiaries. There can be no assurance that Purchaser and Roche will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, Purchaser will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Exon-Florio

Under Exon-Florio, the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to Exon-Florio, a party or parties to a transaction may provide a notification to the Committee on Foreign Investment in the United States (“CFIUS”), which has been designated to administer Exon-Florio, for review of the transaction. Notification is not mandatory, but CFIUS has authority to self-initiate a review of a transaction in the absence of a voluntary notification, including after the transaction has closed.

Once a review has been initiated (whether by notification or CFIUS’s own initiative), CFIUS has 30 calendar days to decide whether to initiate a formal investigation. If CFIUS declines to investigate, the review process is complete. If CFIUS decides to investigate, it has 45 days in which to resolve the matter or prepare a recommendation to the President of the United States, who must then decide within 15 days whether to block the transaction. CFIUS may condition its clearance of a transaction upon commitments to be provided by the acquirer. These timetables may be extended in some circumstances if information is not provided as requested. Regardless of whether or not notification is made, there is no prohibition against the consummation of an acquisition, merger or takeover while a review is pending, but CFIUS retains jurisdiction to review a covered transaction following its consummation (unless a review was completed prior to closing).

Illumina is engaged in interstate commerce in the United States and Roche is a foreign person, and therefore the Offer is potentially subject to examination under Exon-Florio. According to the Schedule TO, Purchaser intends promptly to file with CFIUS a notification of the Offer and the Proposed Merger in accordance with the Exon-Florio regulations. There can be no assurance that CFIUS will not impose restrictions on the transaction(s) or will not determine to conduct an investigation of the proposed transaction, and, if an investigation is commenced, there can be no assurance regarding the ultimate outcome of such investigation.

It is a condition to the Offer that the government of the United States has completed its national security review and, if necessary, investigation, under Exon-Florio, and has concluded that no adverse action is to be taken with respect to the acceptance for payment of, and payment for, Shares pursuant to the Offer or the consummation of the Proposed Merger, including any action to impose a condition upon, suspend or prohibit the Offer or the Proposed Merger is necessary. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Appraisal Rights

Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the Proposed Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares (the “Dissenting Shares”). Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Dissenting Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Proposed Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Rights Agreement

Illumina is a party to the Rights Agreement, the purpose of which is to protect Illumina’s stockholders from coercive or otherwise unfair takeover tactics. On January 25, 2012, the Board declared a dividend of one Right for each outstanding Share. The dividend is payable on February 6, 2012 (the “Record Date”) to the stockholders of record on that date.

Each holder of a Share as of the Record Date will receive a dividend of one Right per Share. Each Right entitles the registered holder to purchase from Illumina one one-thousandth of a share of Series A Junior Participating Preferred Stock of Illumina, par value $0.01 per share (the “Preferred Stock) at a price of $275.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.

Until the Distribution Date, the Rights will be evidenced, with respect to any of the certificates for Shares outstanding as of the Record Date, by such certificates for Shares. Under the Rights Agreement, the “Distribution Date” is the earlier to occur of (1) the tenth business day following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Shares or (2) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares. At its February 2, 2012 meeting, the Board, among other things, resolved that the “Distribution Date” that would otherwise result under the Rights Agreement from the public announcement(s) and action(s) of Roche or any of its affiliates be deferred until such time, if ever, that the Board determines to eliminate such deferral.

Until the Distribution Date (or earlier expiration, redemption or exchange of the Rights), (1) the Rights will be transferred with and only with the Shares, (2) new Share certificates issued after the Record Date upon transfer or new issuance of Shares will contain a notation incorporating the Rights Agreement by reference, and the initial transaction statement or subsequent periodic statements with respect to uncertificated Shares, if any, that are registered after the Record Date upon transfer or new issuance of such Shares will also contain a notation incorporating the Rights Agreement by reference and (3) the surrender for transfer of any certificates for Shares, or the registration of transfer of ownership in Illumina’s share register with respect to uncertificated Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Shares represented by such certificate or registration.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Shares.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 26, 2017 (the “Final Expiration Date”), unless the Final Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by Illumina, in each case as described below.

If any person or group becomes an Acquiring Person (with certain limited exceptions), each holder of a Right will thereafter have the right to receive, upon exercise, that number of Shares having a market value of two times the exercise price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, after a person or group has become an Acquiring Person, Illumina is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof, that number of shares of common stock of the acquiring company that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Shares, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, at an exchange ratio per Right of one Share, or, under certain circumstances, other securities of equivalent value to one Common Share having substantially similar rights, privileges, preferences, voting power and economic rights (subject to adjustment).

At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of Illumina, including, without limitation, the right to vote or to receive dividends.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to Illumina’s current report on Form 8-K filed on January 26, 2012, and is incorporated herein by reference.

Consummation of the Offer is conditioned upon the Board redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger. Please see Annex A attached hereto for more information regarding conditions to the Offer.

Delaware Law

The Proposed Merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Purchaser would be a controlling stockholder if the holders of at least a majority of the Shares accept the Offer and their Shares are purchased by Purchaser pursuant to the Offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Litigation

On January 30, 2012, Erste-Sparinvest Kapitalanlagegesellschaft M.B.H., an alleged stockholder of Illumina, filed a putative class and derivative action in the Superior Court of the State of California, County of San Diego, against William H. Rastetter, Jay T. Flatley, Blaine Bowman, Daniel M. Bradbury, Karin Eastham, Paul C. Grint, Gerald Möller, David R. Walt, Roy Whitfield (collectively, the “Director Defendants”) and Illumina, as a nominal party. The complaint alleges, inter alia, that the Director Defendants breached their fiduciary duties to the stockholders of Illumina in connection with the Offer, and seeks, among other things, declaratory and injunctive relief compelling the Director Defendants to “evaluate strategic alternatives and potential offers for Illumina,” “take decisive steps to maximize Company and shareholder value,” and/or to rescind or redeem the Rights Agreement.

Forward-Looking Statements

This Statement may contain statements that are forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (1) Illumina’s ability to develop and commercialize further Illumina’s sequencing, BeadArray™, VeraCode®, Eco™, and consumables technologies and to deploy new sequencing, genotyping, gene expression, and diagnostics products and applications for Illumina’s technology platforms, (2) Illumina’s ability to manufacture robust instrumentation and consumables, (3) significant uncertainty concerning government and academic research funding worldwide as governments in the United States and Europe, in particular, focus on reducing fiscal deficits while at the same time confronting slowing economic growth, (4) business disruptions associated with the tender offer commenced by Purchaser, a wholly-owned subsidiary of Roche, and (5) other factors detailed in Illumina’s filings with the SEC, including Illumina’s most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina undertakes no obligation, and does not intend, to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Press Release issued by Illumina, dated as of January 24, 2012 (incorporated by reference to Exhibit 99.1 of Illumina’s current report on Form 8-K filed with the SEC on January 25, 2012)

(a)(2)	Letter to Illumina’s Employees Concerning Illumina’s Receipt of Unsolicited Proposal from Roche, dated as of January 24, 2012 (incorporated by reference to Exhibit 99.2 of Illumina’s current report on Form 8-K filed with the SEC on January 25, 2012)

(a)(3)	Press Release issued by Illumina, dated as of January 26, 2012 (incorporated by reference to Exhibit 99.1 of Illumina’s current report on Form 8-K filed with the SEC on January 26, 2012)

(a)(4)	Press Release issued by Illumina, dated as of January 27, 2012 (incorporated by reference to Exhibit 99.1 of Illumina’s current report on Form 8-K filed with the SEC on January 27, 2012)

(a)(5)	Q&A Disseminated to Illumina Employees Concerning Unsolicited Proposal from Roche (incorporated by reference to Exhibit 99.1 of Illumina’s current report on Form 8-K filed with the SEC on January 27, 2012)

Exhibit No.	Description

(a)(6)	Complaint filed by Erste-Sparinvest Kapitalanlagegesellschaft M.B.H., individually and on behalf of all other similarly situated and derivatively on behalf of Illumina, in California Superior Court for San Diego County on January 30, 2012

(a)(7)	Press Release issued by Illumina, dated as of January 31, 2012 (incorporated by reference to Exhibit 99.1 of Illumina’s current report on Form 8-K filed with the SEC on January 31, 2012)

(a)(8)	Opinion of Goldman, Sachs & Co., dated as of February 7, 2012 (included as Annex B to this Statement)

(a)(9)	Opinion of Merrill, Lynch, Pierce, Fenner & Smith Incorporated, dated as of February 7, 2012 (included as Annex C to this Statement)

(a)(10)	Letter to Illumina’s Stockholders, dated as of February 7, 2012

(e)(1)	Excerpts from Illumina’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, March 24, 2011

(e)(2)	2005 Stock and Incentive Plan, as amended and restated through April 22, 2010 (incorporated by reference to Exhibit 4.5 of Ilumina’s Form S-8 filed with the SEC on July 29, 2010)

(e)(3)	New Hire Stock and Incentive Plan, as amended and restated through October 28, 2009 (incorporated by reference to Exhibit 10.7 of Illumina’s Form 10-K filed with the SEC on February 26, 2010)

(e)(4)	Form of Amended and Restated Change in Control Severance Agreement between Illumina and its executive officers (incorporated by reference to Exhibit 10.34 of Illumina’s Form 10-K filed with the SEC on February 26, 2009)

(e)(5)	Amended and Restated Change in Control Severance Agreement between Illumina and Jay T. Flatley, dated October 22, 2008 (incorporated by reference to Exhibit 10.33 of Illumina’s Form 10-K filed with the SEC on February 26, 2009)

(e)(6)	Illumina’s Deferred Compensation Plan, effective December 1, 2007

(e)(7)	2000 Employee Stock Purchase Plan, as amended and restated through October 28, 2009 (incorporated by reference to Exhibit 10.7 of Illumina’s Form 10-K filed with the SEC on February 26, 2009)

(e)(8)	Form of Indemnification Agreement between Illumina and each of its directors and executive officers (incorporated by reference to Exhibit 10.55 of Illumina’s Form 10-Q filed with the SEC on July 25

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ILLUMINA, INC.

By:	/s/ Christian G. Cabou
Name: Christian G. Cabou
Title: Senior Vice President & General Counsel

Dated: February 7, 2012

ANNEX A

Conditions to the Offer

The Schedule TO provides that notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer)), pay for any Shares, and may terminate or amend the Offer, if before the expiration of the Offer the Minimum Tender Condition, the Rights Condition, the Section 203 Condition or the Impairment Condition shall not have been satisfied, any applicable waiting period under the HSR Act, or under any agreement with the Antitrust Division or the FTC, has not expired or been terminated early, or any required notification to a relevant competition authority under any applicable foreign antitrust or merger control statute or regulation has not been deemed by such authority to be complete, any post-notification waiting period required by such foreign statute or regulation has not expired or approval from the relevant competition authority as may be required by such foreign statute or regulation has not been obtained, prior to the expiration of the Offer, or if, at any time on or after January 27, 2012, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions exist:

(1)	there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or any of its subsidiaries or affiliates or the consummation by Purchaser or any of its subsidiaries or affiliates of the Proposed Merger or other business combination involving Illumina, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Proposed Merger or other business combination involving Illumina, (c) seeking to restrain or prohibit the exercise of Purchaser’s full rights of ownership or operation by Purchaser or any of its subsidiaries or affiliates of all or any portion of Purchaser’s business or assets or that of Illumina or any of Purchaser’s or Illumina’s respective subsidiaries or affiliates or to compel Purchaser or any of Purchaser’s subsidiaries or affiliates to dispose of or hold separate all or any portion of Purchaser’s business or assets or that of Illumina or any of Purchaser’s or Illumina’s respective subsidiaries or affiliates, (d) seeking to impose or confirm limitations on Purchaser’s ability or that of any of Purchaser’s subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or any of Purchaser’s subsidiaries or affiliates on all matters properly presented to Illumina’s stockholders, (e) seeking to require divestiture by Purchaser or any of Purchaser’s subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by Purchaser or any of Purchaser’s subsidiaries or affiliates as a result of the transactions contemplated by the Offer or the Proposed Merger or other business combination involving Illumina or (g) that otherwise, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Illumina or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of Purchaser’s subsidiaries or affiliates;

(2)	any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for Shares, or the Proposed Merger or other business combination involving Illumina, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions under the HSR Act or under any agreement with the Antitrust Division or the FTC or under any applicable foreign antitrust or merger control statutes or regulations (as in effect as of January 27, 2012), that, in Purchaser’s reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (1) above;

(3)	the government of the United States has not completed its national security review and, if necessary, investigation, under Exon-Florio, and has not concluded that no adverse action with respect to the acceptance for payment of, and payment for, the Shares pursuant to the Offer or the consummation of the Proposed Merger, including any action to impose a condition upon, suspend or prohibit the Offer or the Proposed Merger, is necessary;

(4)	any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Illumina or any of its affiliates that, in Purchaser’s reasonable judgment, is or may be materially adverse to Illumina or any of its affiliates, or Purchaser becomes aware of any facts that, in Purchaser’s reasonable judgment, have or may have material adverse significance with respect to either the value of Illumina or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of Purchaser’s subsidiaries or affiliates;

(5)	there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, (c) any change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that, in Purchaser’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of Roche and its subsidiaries, taken as a whole, or Illumina and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, the European Union, Switzerland or elsewhere, (e) the nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States, European Union or Switzerland, or the taking of possession of any such bank by a governmental or regulatory authority, (f) the default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (g) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates (including a material decline in the value of the Euro or dollar relative to any other currency) or the markets therefor (including any suspension of, or limitation on, such markets), (h) any material adverse change in the market price of the Shares or in the U.S. or European securities or financial markets, (i) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (j) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in Purchaser’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing or (k) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(6)

(a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Illumina or any of its subsidiaries or affiliates), or has been publicly disclosed, or Purchaser otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Illumina (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Illumina (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on January 20, 2012, (b) any such person or group which, on or prior to January 20, 2012, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares constituting 1% or more of any class or series of capital stock of Illumina (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares constituting 1% or more of any class or series of capital stock of Illumina (including the Shares), (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Illumina or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Illumina or any assets or securities of Illumina;

(7)	Illumina or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on January 27, 2012, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Illumina, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Illumina (other than the dividend of Rights previously announced by Illumina and payable on February 6, 2012, a distribution of Right Certificates or a redemption of the Rights in accordance with the Rights Agreement), (f) altered or proposed to alter any material term of any outstanding security (other than to amend the Right Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) or issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Illumina or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Illumina or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of Purchaser’s subsidiaries or affiliates, (i) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or Purchaser’s consummation of the Proposed Merger or other business combination involving Illumina, (j) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Illumina or any of its subsidiaries, or Purchaser shall have become aware of any such action which was not previously announced or (k) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Purchaser becomes aware that Illumina or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger);

(8)

Purchaser becomes aware (a) that any material contractual right of Illumina or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Illumina or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Purchaser or any of Purchaser’s subsidiaries or affiliates of the Proposed Merger or other business combination involving Illumina, other than pursuant to Illumina’s 0.625% convertible senior notes due 2014 or 0.25% convertible senior notes due 2016, in each case on the terms set forth in the relevant indentures between Illumina and the Bank of New York, as trustee, in the forms filed by Illumina with the SEC as Exhibit 4.1 to its current report on Form 8-K dated February 16, 2007 and Exhibit 4.1 to its quarterly report on Form 10-Q for the quarter ended April 3, 2011, respectively or (b) of any covenant, term or condition in any instrument or agreement of Illumina or any of its subsidiaries that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Illumina or any of its affiliates or subsidiaries or the value of the Shares to Purchaser or any of Purchaser’s affiliates or subsidiaries (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or Purchaser’s consummation of the Proposed Merger or other business combination involving Illumina);

(9)	any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the matters described or referred to in “Section 15 – Certain Legal Matters; Regulatory Matters” of the Offer) shall not have been obtained on terms satisfactory to Purchaser;

(10)	Purchaser or any of Purchaser’s affiliates enters into a definitive agreement or announces an agreement in principle with Illumina providing for a merger or other business combination with Illumina or any of its subsidiaries or the purchase of securities or assets of Illumina or any of its subsidiaries, or Purchaser and Illumina reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(11)	Illumina or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving Illumina or any of its subsidiaries or the purchase of securities or assets of Illumina or any of its subsidiaries any type of option, warrant or right which, in Purchaser’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Illumina or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which, in Roche’s or Purchaser’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Roche or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

According to the Schedule TO, the foregoing conditions are for the sole benefit of Roche, Purchaser and their affiliates and may be asserted by Purchaser or Roche in Purchaser’s sole discretion regardless of the circumstances (including any action or omission by Roche or Purchaser) giving rise to any such conditions or may be waived by Purchaser in its sole discretion in whole or in part at any time or from time to time on or prior to the expiration of the Offer (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to expiration of the Offer). The Schedule TO provides that: (1) Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer; (2) Purchaser’s failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; (3) the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and (4) each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. According to the Schedule TO, any determination made by Purchaser concerning the events described in Section 14 of the Offer to Purchase shall be final and binding upon all parties.

ANNEX B

[Letterhead of Goldman, Sachs & Co.]

200 West Street | New York, New York 10282

Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

February 7, 2012

Board of Directors

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

Madame and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, $0.01 par value per share (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of Illumina, Inc. (the “Company”) of the $44.50 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by CKH Acquisition Corporation (“Offeror”), an indirect wholly owned subsidiary of Roche Holding Ltd (“Roche”) and Roche, with the Securities and Exchange Commission on January 27, 2012 (as amended, the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that, following consummation of the Offer, the Offeror will seek to have the Company consummate a merger or other similar business combination with the Offeror or another subsidiary (the “Merger” and, together with the Offer, the “Transactions”) in which each outstanding Share not tendered in the Offer would be converted into the right to receive an amount in cash per Share equal to the price per Share paid in the Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Roche and any of their respective affiliates, or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including quarterly advisory fees that will be payable whether or not the Offer is withdrawn and a contingent transaction fee payable upon consummation of the Transactions or certain other sale transactions involving the Company. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering by the Company of 0.25% Convertible Senior Notes due 2016 (aggregate principal amount of $920 million) in March 2011. We also have provided certain investment banking services to Roche and its affiliates from time to time for which our Investment Banking Division has received and may receive, compensation. We may also in the future provide investment banking services to the Company, Roche and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors

Illumina, Inc.

February 7, 2012

We further note that concurrent with the issuance of the Company’s 0.625% Convertible Senior Notes due 2014 (aggregate principal amount of $400 million) (the “2014 Convertible Notes”) in February 2007, for which Goldman, Sachs & Co. acted as co-initial purchaser, the Company entered into convertible note hedge and issuer warrant transactions with respect to shares of the Company’s common stock (collectively, the “Call Spread Transactions”) with Goldman, Sachs & Co. and another counterparty consisting of the purchase by the Company of call options with respect to $400 million aggregate principal amount of Convertible Notes (which were convertible into up to 18,322,320 shares of the Company’s common stock as of the date of issuance of the 2014 Convertible Notes), and the sale by the Company of warrants in respect of up to 18,322,320 shares of the Company’s common stock. The 18,322,320 shares take into account a two-for-one stock split effected by the Company on September 22, 2008. Approximately 90% of the convertible note hedge transactions were previously exercised in connection with early conversions in December 2008 and the first nine months of 2011of the 2014 Convertible Notes by holders of such notes. The balance of the convertible note hedge transactions and the issuer warrant transactions, which were not affected by the early conversions, remain in place as of the date hereof. In accordance with the terms of the Call Spread Transactions, if the Transactions are consummated, the balance of the convertible note hedge transactions would be exercised, which would require Goldman, Sachs & Co. to deliver to the Company shares of the Company’s common stock (or, under certain circumstances, an equivalent value in cash). Concurrently, if the Transactions are consummated, Goldman, Sachs & Co. would be entitled to receive a payment from the Company for the early cancellation of the issuer warrant transactions.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on February 7, 2012, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 2, 2011; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Roche for, and the potential benefits for Roche of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the life sciences industries specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Roche or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer.

Board of Directors

Illumina, Inc.

February 7, 2012

We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer, and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX C

Merrill Lynch, Pierce, Fenner & Smith Incorporated	GLOBAL CORPORATE & INVESTMENT BANKING

February 7, 2012

The Board of Directors

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

Members of the Board of Directors:

On January 27, 2012, CKH Acquisition Corporation (“Purchaser”), an indirect wholly owned subsidiary of Roche Holding Ltd (“Roche”), commenced an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Illumina Common Stock”), of Illumina, Inc. (“Illumina”) at a purchase price of $44.50 per share in cash (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). The terms and conditions of the Offer are described in the Schedule TO filed by Purchaser and Roche with the Securities and Exchange Commission on January 27, 2012, as amended through Amendment No. 4 thereto (the “Schedule TO”). We note that the Offer to Purchase provides that, following consummation of the Offer, Purchaser intends to consummate a merger with Illumina (the “Merger” and, together with the Offer, the “Transactions”) in which all remaining public stockholders of Illumina would receive the same price paid per share of Illumina Common Stock pursuant to the Offer, without interest.

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of Illumina Common Stock of the Consideration offered to such holders (other than Roche and any of its affiliates) in the Offer.

In connection with this opinion, we have, among other things:

(1)	reviewed the terms and conditions of the Offer as set forth in the Schedule TO and the exhibits thereto;

(2)	reviewed the Solicitation/Recommendation Statement of Illumina to be filed with the Securities and Exchange Commission on Schedule 14D-9, in the form approved by Illumina on the date of this opinion;

(3)	reviewed certain publicly available business and financial information relating to Illumina and Roche;

(4)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Illumina furnished to or discussed with us by the management of Illumina, including certain financial forecasts relating to Illumina prepared by the management of Illumina (such forecasts, the “Illumina Forecasts”);

(5)	discussed the past and current business, operations, financial condition and prospects of Illumina with members of senior management of Illumina;

(6)	discussed with members of senior management of Illumina their assessment of the strategic rationale of Roche for, and the potential benefits for Roche of, the Transactions;

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Illumina, Inc.

(7)	reviewed the trading history for Illumina Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(8)	compared certain financial and stock market information of Illumina with similar information of other companies we deemed relevant;

(9)	compared certain financial terms of the Offer to financial terms, to the extent publicly available, of other transactions we deemed relevant; and

(10)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Illumina that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Illumina Forecasts, we have been advised by Illumina, and have assumed, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Illumina as to the future financial performance of Illumina. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Illumina, nor have we made any physical inspection of the properties or assets of Illumina.

We express no view or opinion as to any terms or other aspects of the Transactions (other than the Consideration offered to the holders of Illumina Common Stock in the Offer, to the extent expressly specified herein), including, without limitation, the form or structure of the Transactions. Our opinion is limited to the adequacy, from a financial point of view, to the holders of Illumina Common Stock of the Consideration offered to such holders (other than Roche and any of its affiliates) in the Offer and no opinion or view is expressed with respect to any consideration offered in connection with the Transactions to, or received in connection therewith by, the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the adequacy or fairness (financial or otherwise) of the Consideration offered in connection with the Transactions or the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of Illumina or Roche, or class of such persons, relative to the Consideration.

Furthermore, no opinion or view is expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Illumina or in which Illumina might engage. We are not expressing any opinion as to the prices at which Illumina Common Stock will trade at any time. In addition, we express no opinion or recommendation as to whether any holder of shares of Illumina Common Stock should tender such shares in connection with the Offer or any related matter.

We have acted as financial advisor to Illumina in connection with its consideration of the Offer and other matters pursuant to our engagement by Illumina and will receive certain fees for our services, including quarterly advisory fees that will be payable whether or not the Offer is withdrawn and a contingent fee payable in connection with certain sale transactions involving Illumina (including the Offer, if consummated). In addition, Illumina has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment,

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Illumina, Inc.

corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Illumina, Roche and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Illumina and its affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the two-year period prior to the date hereof, (i) having acted as manager on certain convertible debt offerings of Illumina, (ii) having acted or acting as a lender under certain credit facilities and letters of credit for Illumina and certain of its affiliates, and (iii) having provided or providing certain treasury and management products and services to Illumina and certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Roche and its affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the two-year period prior to the date hereof, (i) having acted or acting as a lender under certain credit facilities and letters of credit for an affiliate of Roche, (ii) having provided or providing certain foreign exchange and equity linked products and trading services to Roche and certain of its affiliates, and (iii) having provided or providing certain treasury and management products and services to Roche and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Illumina in connection with and for purposes of its evaluation of the Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration offered to the holders of Illumina Common Stock (other than Roche and any of its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

              INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036